UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Andrés Moncayo

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

January 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 450047204		Page 2 of 80 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

493,072
8. SHARED VOTING POWER

225,451,163
9. SOLE DISPOSITIVE POWER

493,072
10. SHARED DISPOSITIVE POWER

225,451,163

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,944,235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.0%
14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 80 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ifis Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

18,827,782
8. SHARED VOTING POWER

207,116,454
9. SOLE DISPOSITIVE POWER

18,827,782
10. SHARED DISPOSITIVE POWER

207,116,454

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,944,235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.0%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 80 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

18,827,782
8. SHARED VOTING POWER

207,116,453
9. SOLE DISPOSITIVE POWER

18,827,782
10. SHARED DISPOSITIVE POWER

207,116,453

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,944,235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.0%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 80 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

198,797,530
8. SHARED VOTING POWER

27,146,705
9. SOLE DISPOSITIVE POWER

198,797,530
10. SHARED DISPOSITIVE POWER

27,146,705

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,944,235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.0%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 450047204		Page 6 of 80 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

4,594,560
8. SHARED VOTING POWER

221,349,676
9. SOLE DISPOSITIVE POWER

4,594,560
10. SHARED DISPOSITIVE POWER

221,349,676

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,944,235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.0%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 450047204		Page 7 of 80 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

1,254,000
8. SHARED VOTING POWER

224,690,235
9. SOLE DISPOSITIVE POWER

1,254,000
10. SHARED DISPOSITIVE POWER

224,690,235

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,944,235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.0%
14.	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D
CUSIP No. 450047204		Page 8 of 80 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

This Amendment further amends and supplements the Schedule 13D filed by the Reporting Persons referred in Item 2 below with the Securities and Exchange Commission (the “SEC”) on December 31, 2005 (the “Schedule 13D”), as amended from time to time.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value 1.00 Peso per share (the “IRSA Common Stock”), of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), an Argentine corporation. The address of the principal executive office of IRSA is Bolívar 108, 1st Floor (C1066AAD) Buenos Aires, Argentina.

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the Board of Directors of (i) Ifis Limited, a limited liability company organized under the laws of Bermuda (“IFIS”), (ii) Inversiones Financieras del Sur S.A, a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”), (iii) Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), a stock corporation organized under the laws of the Republic of Argentina, (iv) Dolphin Fund PLC, limited liability company organized under the laws of Isle of Man (“Dolphin”), (v) Consultores Venture Capital Uruguay, a stock corporation organized under the laws of the Republic of Uruguay (“CVC Uruguay”) and Consultores Venture Capital Limited, a stock corporation organized under the laws of Cayman Islands (“CVC” and, together with Elsztain, IFIS, IFISA, Cresud, Dolphin and CVC Uruguay the “Reporting Persons”). Elsztain’s principal offices are located at Bolívar 108, 1st floor, Ciudad Autónoma de Buenos Aires, Argentina, , IFIS principal offices are located at Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda, IFISA’s principal offices are located at Zabala 1422, 2nd floor, Montevideo Republic of Uruguay, Cresud is located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina, CVC Uruguay principal offices are located at Ruta 8K 17.500 Edificio@3 Local 004, CP 91609 Montevideo, of the Republic of Uruguay, CVC principal offices are located at Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands, Dolphin principal offices are located at 3rd Floor Exchange House, 54-62 Athol Street, Douglas, Isle of Man, IM1 1JD.

The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule A hereto.

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

SCHEDULE 13D
CUSIP No. 450047204		Page 9 of 80 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The funds used to purchase the IRSA Common Stock were derived from IFISA’s working capital, whereas the funds used to purchase IRSA’s Notes were derived from the proceeds of the issuance of Cresud’s Notes and Cresud’s working capital.

Item 4.	Purpose of Transaction

Since, June 30, 2006, IFISA purchased 1,461,425 shares of IRSA Common Stock, which represents 0.3% of total IRSA Common Shares on a fully diluted basis and 3,593,539 units of IRSA Notes of which 2.5 million IRSA Notes were bought from Refco Trustee at the prevailing market price on November 20, 2006. Total purchased by IFISA, including IRSA Common Shares and IRSA Notes, represents 2.5% of the fully total shares of IRSA Common Stock on a fully diluted basis as of January 31, 2007.

On October 18, 2005 Refco filed for Chapter 11 bankruptcy protection and informed of a deal to sell its brokerage business to private investors. In connection therewith, IFISA acknowledged that Refco had disputed the ownership of its account assets.

IFISA owned corporate bonds, equities, and cash in an account with Refco via a Customer Repo Confirmation, dated August 10, 2005 issued to the Company, whereby an equity financing of USD 10,000,000 principal amount yielding 7.9%, due November 9, 2005 was granted. Assets held as collateral for the Repo included 2,500,000 IRSA Convertible Bonds.

In timely manner, IFISA expressed its willingness to acquire the securities that were formerly in IFISA´s account at REFCO that include 2,500,000 IRSA’s Notes. IFISA purchased such notes of IRSA for investment purposes.

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from June 28, 2006 to January 31, 2007 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a) The IRSA Common Stock beneficially owned by the Reporting Persons is composed of (i) 116,305,767 shares held by Cresud, 12,000,000 Notes (as defined herein) and 20,958,011 Warrants, (ii) 5,146,354 shares held by IFISA and 3,728,189 Notes held by IFISA, (iii) 2,461,000 shares and 581,395 Notes held by Dolphin, (iv) 398,000 shares and 25,907 Notes held by Eduardo Elsztain, (v) 1,254,000 shares held by CVC (vi) 837,005 shares and 200,000 Notes held by Alejandro Elsztain and (vii) 216,203 shares and 51,813 Notes held by Saul Zang. The Notes may be converted into 30,435,420 shares of IRSA Common Stock, which represent 5.3% of total IRSA Common Shares on a fully diluted basis. The Reporting Persons have also 37,545,315 Warrants, which are exercisable on the last day of the fiscal quarter following conversion of the Notes and give the Reporting Persons the right to buy 68,890,486 shares of IRSA Common Stock which represent 11.9% of total IRSA Common Shares on a fully diluted basis. Therefore, total beneficial ownership of the Reporting Persons represents 41.2% assuming there are no conversion of Notes or exercise of Warrants by any holders other than the

SCHEDULE 13D
CUSIP No. 450047204		Page 10 of 80 Pages

Reporting Persons of IRSA’s Notes and Warrants, and 39.0% of the fully total shares of IRSA Common Stock on a fully diluted basis (after taking into account the conversion of all Notes and the exercise of all Warrants) as of January 31, 2007.

	Share Ownership as of January 31, 2007
Shareholder	Number of Shares Owned	Number of Shares to be Owned upon conversion of the Notes	Number of Shares to be Owned upon exercise of the Warrants	Total	Percentage on a Fully Diluted Basis
Eduardo Elsztain	398,000	47,536	47,536	493,072	0.1%

Cresud	116,305,767	22,018,349	60,473,414	198,797,530	34.3%

IFISA	5,146,354	6,840,714	6,840,714	18,827,782	3.3%

Dolphin	2,461,000	1,066,780	1,066,780	4,594,560	0.8%

Consultores Venture Capital Limited	1,254,000			1,254,000	0.2%

Alejandro Elsztain	837,005	366,973	366,973	1,570,950	0.3%

Saul Zang	216,203	95069.5	95069.5	406,342	0.1%

Total				225,944,235	39.0%

The following is a detailed description of the Reporting Persons’ beneficiary ownership and their relationship with IRSA:

(i) Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, IRSA, CVC Uruguay and CVC. Elsztain by virtue of his position and voting power in IFIS may be deemed to beneficially own 43.5% of the shares of IFIS. Elsztain owns (a) directly 23.7% of the equity of IFIS, (b) indirectly 2.9% through CVC Uruguay, and (c) 16.9% through Dolphin. IFIS owns 100% of the common stock of IFISA and CVC owns preferred shares of IFISA. Elsztain owns 85.0% of CVC. Therefore, Elsztain may be deemed to be the beneficial owner of 26.57% of the issued and outstanding shares of common stock of IFISA which in turn owns, on a fully diluted basis, approximately 29.1% of the issued and outstanding shares of Cresud and approximately 3.4% of the total shares of IRSA on a fully diluted basis. In addition, Cresud owns, on a fully diluted basis, 34.3% of the issued and outstanding shares of IRSA. Finally, IRSA owns, on a fully diluted basis, 65.3% of the issued and outstanding shares of APSA Common Stock.

(ii) IFIS, as direct owner of 100% of the common shares of IFISA, would be the beneficial owner of all the shares of Cresud Common Stock held for its account, which is 29.1%

(iii) IFISA would be the direct owner of 93,480,122 shares of Cresud Common Stock representing approximately 33.4% of the Cresud Common Stock that would be outstanding if no other holder were to convert any Notes or exercise any Warrants. IFISA owns 3.3% on a fully diluted basis of the issued and outstanding shares of IRSA.

SCHEDULE 13D
CUSIP No. 450047204		Page 11 of 80 Pages

(iv) Dolphin Fund, directly owns 16.9% of IFIS and 0.8% of IRSA on a fully diluted basis.

(v) CVC serves as the Investment Manager of Dolphin Fund Plc, owns the preferred shares of IFISA and directly owns 0.2% of IRSA on a fully diluted basis.

(vi) Alejandro Elsztain is a director of IRSA and directly owns 0.3% of IRSA on a fully diluted basis.

(vii) Saul Zang is the Vice Chairman of IRSA and directly owns 0.1% of IRSA on a fully diluted basis.

Set forth below is a diagram of the beneficial ownership of the Reporting Persons in IRSA.

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional Units (as defined herein), Notes (as defined herein) and Warrants (as defined herein) and/or shares of IRSA Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

Given the foregoing, Elsztain, IFIS, IFISA, Dolphin and CVC, and may be deemed to be the beneficial owners of the following shares of Cresud Common Stock in each case, on a fully diluted basis:

1.	93,480,122 of the issued and outstanding shares of Cresud Common Stock, representing 29.1% of all outstanding shares of Cresud Common Stock.

SCHEDULE 13D
CUSIP No. 450047204		Page 12 of 80 Pages

Elsztain, IFIS, IFISA, Cresud, Dolphin and CVC Uruguay, and may be deemed to be the beneficial owners of the following shares of IRSA Common Stock, in each case, on a fully diluted basis:

2.	225,944,235 of the issued and outstanding shares of IRSA, representing 41.2% of all outstanding shares of IRSA if the Reporting Persons converts their Notes and exercise their Warrants and no other conversion of Notes or exercise of Warrants occurs, and 39% if all holders convert their Notes and exercise their Warrants.

Elsztain, IFIS, IFISA, Cresud, Dolphin, CVC , and IRSA may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

3.	146,152,035 of the issued and outstanding shares of APSA, representing 65.3% of all outstanding shares of APSA.

As of January 31, 2007, assuming full-conversion by the Reporting Persons of all of IRSA’s Notes and exercise of IRSA’s Warrants included in the Units owned by Cresud and IFISA as discussed in Item 6, and assuming further that none of IRSA’s other bondholders convert their Notes, the Reporting Persons would beneficially own 41.2% of the outstanding shares of IRSA Common Stock, and assuming all bondholders (including the Reporting Persons) convert their Notes and Exercise their Warrants, the Reporting Persons would beneficially own 39% of IRSA Common Stock.

(viii) Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the best knowledge of the Reporting Persons, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of the Alto Palermo Common Stock.

(b) Item 5(a) is incorporated herein by reference.

(c) Transactions by the Reporting Persons or persons named in Schedule A hereto that were effected during the past 60 days are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Prospectus (the “Prospectus”), dated October 11, 2002, contained in IRSA’s Registration Statement on Form F-1 No. 333-89660, filed with the Securities and Exchange Commission on May 29, 2002, IRSA offered (the “Offering”) rights to subscribe for an aggregate amount of 100,0000,000 units (“Units”), each consisting of US$1.00 principal amount of IRSA’s 8% Notes due 2007 (each, a “Note”) and one non-detachable warrant (each, a “Warrant”) to purchase shares of IRSA Common Stock, for an aggregate amount of US$100,000,000. All information included in this Schedule 13D pertaining to the Offering, Units, Notes and Warrants is based on information provided in the Prospectus, the indenture governing the Notes and the warrant agreement governing the Warrants.

After December 14, 2002 and until October 31, 2007, holders of the Notes may convert, subject to certain conditions, such Notes into shares of IRSA Common Stock at a conversion price of US$0.545

SCHEDULE 13D
CUSIP No. 450047204		Page 13 of 80 Pages

per share. The initial conversion price of the Notes is subject to adjustment as described in the Prospectus. The Notes mature on November 14, 2007. Each Warrant is exercisable only if the Note to which such Warrant is attached has been converted, and such Warrant is exercisable on the last day of each quarter following such conversion until expiration of the Warrants on November 13, 2007. Each Warrant entitles the holder to purchase such number of shares of IRSA Common Stock equal to the number of shares for which the attached Note was converted. The exercise price for the Warrants is US$0.6541 per share of IRSA Common Stock. Neither the Notes nor the Warrants are separately transferable until, in each case, the Note to which a Warrant is attached is converted. On October 15, 2002 (the “Issuance Date”), Cresud purchased 49,692,668 Notes for an aggregate purchase price of each US$1.00. On April 22, 2005, IFISA purchased (i) 4,634,645 Notes for an aggregate purchase price of US$ 12,681,328.77 and (ii) 4,865,355 Warrants for an aggregate purchase price of US$3,739,723.87. On September 27, 2005, 2,000,000 Notes were sold for an aggregate price of US$3,060,000.00. On April 13, 2005, 2,601,433 warrants were exercised resulting in 4,773,260 shares. Between November 3, 2005 and December 26, 2005, IFISA sold an amount equivalent to 815,600 Shares of IRSA Common Stock for an aggregate amount of US$1,201,575.44. On December 2005, Cresud entered into a swap agreement (contrato de permuta) by which Cresud transferred 3,580,886 Notes of IRSA, which represent 1.1% on a fully diluted basis. The purpose of this transaction was to acquire shares of Agropecuaria Cervera S.A. Between March 7, 2006 and November 30, 2006, IFISA bought a net amount equivalent to 5,800,933 shares of IRSA Common Stock, and bought 3,174,934 units of IRSA Notes of which 2.5 million IRSA Notes were purchased from Refco Trustee at the prevailing market price on November 20, 2006.

As of January 31, 2007, IFISA owned 5,146,354 Shares, 3,728,189 Notes and 3,728,189 Warrants of IRSA. In the case that IFISA decided to exercise the Warrants, IFISA will have to pay an exercise price of US$1.2 for each Warrant representing a total amount of US$4,473,826.96 for 6,840,714 shares of IRSA.

On May 2, 2006, Cresud entered into a loan agreement with Credit Suisse International for a total consideration of US$ 8 million (the “Loan Agreement”). The term of the Loan Agreement is 30 months, and the interest rate is 3-month LIBOR plus 375 basis points. The Loan Agreement had a collateral of US$ 10 million IRSA`s Convertible Bonds that were replaced for the equivalent of 18,348,600 of IRSA common stock. The proceeds have been fully applied to the subscription of BrasilAgro’s shares. Notwithstanding the aforementioned agreement, Cresud maintains ownership of the shares given as collateral, and is entitled to exercise its voting rights.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of IRSA to which the Reporting Persons are a party.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Copy of the confirmation letter executed between Cresud and Credit Suisse International dated as of May 2, 2006.

Exhibit 2	Copy of the Securities Account Control Agreement executed between Cresud, Credit Suisse International and Credit Suisse Securities (USA) LLC dated as of May 2, 2006.

Exhibit 3	Copy of the amendment to the confirmation letter dated as of June 15, 2006.

SCHEDULE 13D
CUSIP No. 450047204		Page 14 of 80 Pages

	Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	Schedule A

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

3.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

4.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

SCHEDULE 13D
CUSIP No. 450047204		Page 15 of 80 Pages

Directors of Consultores Venture Capital Uruguay

Directors

1.	Eduardo S. Elsztain (Chairman) Director Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

3.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Consultores Venture Capital Limited

Directors

1.	Eduardo S. Elsztain (Chairman) Director Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman

2.	Saul Zang Director Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman

3.	Clarisa Lifsic Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 450047204		Page 16 of 80 Pages

Directors of Dolphin Fund PLC

Directors

1.	Eduardo Sergio Elsztain (Chairman) 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

2.	Gary Gladstein 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of USA

3.	Clarisa Lifsic 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

4.	Elizabeth Tansell 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Isle of Man

5.	Saul Zang 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

3.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

CUSIP No. 450047204	Page 17 of 80 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

2.	Saúl Zang
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

3.	Alejandro Gustavo Elsztain
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

4.	Clarisa Diana Lifsic
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

5.	Gabriel Adolfo Reznik
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

6.	Jorge Oscar Fernández
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

7.	Pedro Damaso Labaqui Palacio
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 18 of 80 Pages

8.	Fernando Adrián Elsztain
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

9.	David Alberto Perednik
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

10.	Salvador Darío Bergel Alternate
Director
Moreno 877, 23rd floor (C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

11.	Juan Carlos Quintana Terán
Alternate Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

12.	Gastón Armando Lernoud
Alternate Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 19 of 80 Pages

Senior Management

1.	Eduardo Sergio Elsztain
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

2.	Alejandro Gustavo Elsztain
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

3.	Gabriel Blasi
Chief Financial Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

4.	Alejandro Bartolomé
Chief Production Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

5.	David A. Perednik
Chief Administrative Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

6.	José Luis Rinaldini
Chief Subsidiaries Supervisor
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

7.	Alejandro Casaretto
Chief Real Estate Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 20 of 80 Pages

8.	Carlos Blousson
Chief Sales Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

2.	Saul Zang
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

3.	Alejandro Gustavo Elsztain
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

4.	Oscar P Bergotto
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

5.	Fernando Adrián Elsztain
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

6.	Carlos Ricardo Esteves
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 21 of 80 Pages

7.	Cedric D. Bridges
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

8.	Marcos Fishman
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

9.	Fernando Barenboim
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

10.	Fernando Rubin
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

11.	Gary S. Gladstein
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

12.	Mauricio Wior
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

13.	Mario Blejer
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

14.	Salvador D. Bergel
Alternate Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 22 of 80 Pages

15.	Juan C. Quintana Terán
Alternate Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

16.	Emilio Cárdenas
Alternate Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the Transaction Period

Annex 1

Dolphin’s transactions in IRSA

Transaction	Trade Date	Amount of ADR’s	Price per ADR	Place
Sell	9/19/2006	8,500	$12.72	New York Stock Exchange
Sell	9/19/2006	8,300	$12.72	New York Stock Exchange
Sell	9/29/2006	6,700	$12.80	New York Stock Exchange
Sell	9/29/2006	2,100	$12.80	New York Stock Exchange
Sell	10/3/2006	23,900	$13.50	New York Stock Exchange
Sell	10/3/2006	2,100	$13.50	New York Stock Exchange
Sell	10/12/2006	2,800	$14.57	New York Stock Exchange
Sell	10/13/2006	3,000	$14.60	New York Stock Exchange
Sell	10/13/2006	5,000	$14.60	New York Stock Exchange
Sell	10/13/2006	7,700	$14.60	New York Stock Exchange
Sell	10/13/2006	9,300	$14.60	New York Stock Exchange
Sell	12/01/2007	6,600	$17.00	New York Stock Exchange

Dolphin’s transactions in IRSA

Transaction Type	Trade Date	Amount of IRSA ONs	Price per UNIT	Place
Buy	12/08/2006	581,395.00	$4.30	New York Stock Exchange

CUSIP No. 450047204	Page 23 of 80 Pages

IFISA’s transactions in IRSA

Transaction Type	Trade Date	Amount of ADRs	Price per ADR	Place
Buy	7/5/2006	8,200.00	$10.9963	New York Stock Exchange
Buy	7/11/2006	30,000.00	$11.0000	New York Stock Exchange
Buy	7/11/2006	7,000.00	$11.0000	New York Stock Exchange
Buy	7/12/2006	100,000.00	$11.0000	New York Stock Exchange
Buy	7/12/2006	2,000.00	$10.9500	New York Stock Exchange
Buy	7/14/2006	20,000.00	$10.5000	New York Stock Exchange
Buy	7/14/2006	3,200.00	$10.5769	New York Stock Exchange
Buy	7/17/2006	10,000.00	$10.5589	New York Stock Exchange
Buy	7/18/2006	1,000.00	$10.6000	New York Stock Exchange
Buy	7/24/2006	15,000.00	$10.8000	New York Stock Exchange
Buy	7/26/2006	2,000.00	$10.6500	New York Stock Exchange
Buy	7/27/2006	20,000.00	$10.9000	New York Stock Exchange
Buy	8/9/2006	100	$12.0400	New York Stock Exchange
Buy	8/17/2006	8,500.00	$11.7998	New York Stock Exchange
Buy	8/18/2006	1,750.00	$11.8000	New York Stock Exchange
Buy	8/18/2006	85,000.00	$11.8200	New York Stock Exchange
Buy	8/28/2006	5,200.00	$11.3958	New York Stock Exchange
Buy	8/29/2006	100,000.00	$11.3000	New York Stock Exchange
Sell	9/20/2006	15,225.00	$12.6356	New York Stock Exchange
Sell	9/20/2006	12,500.00	$12.6356	New York Stock Exchange
Sell	9/20/2006	17,500.00	$12.6356	New York Stock Exchange
Sell	9/20/2006	20,100.00	$12.6356	New York Stock Exchange
Sell	9/20/2006	30,675.00	$12.6356	New York Stock Exchange
Sell	9/21/2006	5,500.00	$12.6262	New York Stock Exchange
Sell	9/21/2006	4,000.00	$12.6262	New York Stock Exchange
Sell	9/22/2006	18,825.00	$12.6185	New York Stock Exchange
Sell	9/22/2006	1,175.00	$12.6185	New York Stock Exchange
Sell	9/25/2006	8,500.00	$12.6108	New York Stock Exchange
Sell	9/26/2006	325.00	$12.7171	New York Stock Exchange
Sell	9/26/2006	4,000.00	$12.7171	New York Stock Exchange
Sell	9/26/2006	15,400.00	$12.7171	New York Stock Exchange
Sell	9/26/2006	1,575.00	$12.7171	New York Stock Exchange
Sell	9/27/2006	5,500.00	$12.7500	New York Stock Exchange
Sell	9/27/2006	4,500.00	$12.7500	New York Stock Exchange
Sell	9/28/2006	3,000.00	$12.8167	New York Stock Exchange
Sell	9/29/2006	2,000.00	$12.8500	New York Stock Exchange
Sell	12/7/2006	33,425.00	$16.3000	New York Stock Exchange
Sell	12/7/2006	2,400.00	$16.3000	New York Stock Exchange
Sell	12/7/2006	4,175.00	$16.3000	New York Stock Exchange
Sell	12/8/2006	45,825.00	$16.1911	New York Stock Exchange
Sell	12/8/2006	500	$16.1911	New York Stock Exchange
Sell	12/8/2006	3,675.00	$16.1911	New York Stock Exchange
Sell	12/11/2006	14,800.00	$16.2634	New York Stock Exchange
Sell	12/11/2006	5,000.00	$16.2016	New York Stock Exchange

CUSIP No. 450047204	Page 24 of 80 Pages

IFISA’s transactions in IRSA

Transaction	Trade Date	Amount of Shares	Price per Share	Place
Buy	7/14/2006	50,000.00	$3.2660	Buenos Aires Stock Exchange
Buy	7/17/2006	7,773.00	$3.2575	Buenos Aires Stock Exchange
Buy	7/21/2006	5,000.00	$3.3300	Buenos Aires Stock Exchange
Buy	7/24/2006	2,000.00	$3.3500	Buenos Aires Stock Exchange
Buy	7/25/2006	22,000.00	$3.3541	Buenos Aires Stock Exchange
Buy	7/25/2006	19,000.00	$3.3537	Buenos Aires Stock Exchange
Buy	7/26/2006	17,377.00	$3.3271	Buenos Aires Stock Exchange
Buy	7/27/2006	10,700.00	$3.3612	Buenos Aires Stock Exchange
Buy	7/28/2006	5,000.00	$3.4185	Buenos Aires Stock Exchange
Buy	8/10/2006	1,904.00	$3.6400	Buenos Aires Stock Exchange
Buy	8/17/2006	4,000.00	$3.6000	Buenos Aires Stock Exchange
Buy	12/07/2006	1,000.00	$4.9800	Buenos Aires Stock Exchange
Sell	9/12/2006	14,397.00	$3.8700	Buenos Aires Stock Exchange
Sell	9/12/2006	20,805.00	$3.8700	Buenos Aires Stock Exchange
Sell	9/12/2006	14,798.00	$3.8700	Buenos Aires Stock Exchange
Sell	9/27/2006	1,500.00	$3.9533	Buenos Aires Stock Exchange
Sell	9/29/2006	19,829.00	$3.9554	Buenos Aires Stock Exchange
Sell	9/29/2006	1,500.00	$3.9600	Buenos Aires Stock Exchange

IFISA’s transactions in IRSA

Transaction Type	Trade Date	Amount of IRSA ONs	Price per UNIT	Place
Buy	10/19/2006	649,934.00	$3.86	DTC
Buy	11/20/2006	5,025,000.00	$4.25	DTC
Buy	12/08/2006	418,605.00	$4.30	DTC

Eduardo S. Elsztain’s transactions in IRSA

Transaction Type	Trade Date	Amount of ADR/Shares	Price per ADR/Share		Place
Sell	7/31/2006	100.0		$11.60	New York Stock Exchange
Sell	8/1/2006	10,300.0		$11.60	New York Stock Exchange
Sell	7/31/2006	40,000.0	Ar $	3.58	Buenos Aires Stock Exchange
Sell	7/31/2006	3,000.0	Ar $	3.58	Buenos Aires Stock Exchange

CUSIP No. 450047204	Page 25 of 80 Pages

Eduardo S. Elsztain’s transactions in IRSA

Transaction Type	Trade Date	Amount of IRSA ONs	Price per UNIT	Place
Buy	10/27/2006	25,907.00	$3.86	OTC

Saul Zang’s transactions in IRSA

Transaction Type	Trade Date	Amount of ADR/Shares	Price per ADR/Share	Place
Buy	7/27/2006	4,500.0	$10.80	New York Stock Exchange
Buy	8/2/2006	4,200.0	$12.00	New York Stock Exchange
Buy	8/18/2006	100.0	$11.81	New York Stock Exchange
Buy	8/22/2006	100.0	$11.60	New York Stock Exchange
Buy	8/23/2006	4,000.0	$11.65	New York Stock Exchange
Sell	12/6/2006	10,000.0	$16.53	New York Stock Exchange

Saul Zang’s transactions in IRSA

Transaction Type	Trade Date	Amount of IRSA ONs	Price per UNIT	Place
Buy	10/27/2006	51,813.00	$3.86	OTC

Consultores Venture Capital Limited’s transactions in IRSA

Transaction Type	Trade Date	Amount of ADRs	Price per ADR	Place
Buy	05/30/2006	130,000.00	$13.5846	New York Stock Exchange
Buy	10/3/2006	34,000.00	$13.4651	New York Stock Exchange
Sell	01/18/2007	21,600.00	$16.5252	New York Stock Exchange
Sell	01/19/2007	17,000.00	$16.4096	New York Stock Exchange

David Perednik’s transactions in IRSA

Transaction Type	Trade Date	Amount of IRSA ONs	Price per UNIT	Place
Buy	10/19/06	18,135	$3.86	OTC

CUSIP No. 450047204	Page 26 of 80 Pages

Gabriel Blasi’s transactions in IRSA

Transaction Type	Trade Date	Amount of IRSA ONs	Price per UNIT	Place
Buy	10/19/06	42,746	$3.86	OTC
Conversión ON’s into ADRs	12/27/07	-42,746	$3.86	OTC
ADR’s obtained from conversion ON’s	10/27/06	7,843	5.45	DTC
ADR’s obtained from Exercise of warrants	12/27/06	7,843	6.54	DTC

Fernando Barenboim’s transactions in IRSA

Transaction Type	Trade Date	Amount of IRSA ON’s	Price per UNIT	Place
Buy	10/19/06	12,953	3.86	OTC
Conversión ON’s into ADRs	12/27/06	-12,953	3.86	OTC

Transaction Type	Trade Date	Amount of IRSA ADRs	Price per UNIT	Place
ADR’s obtained from conversion ON’s	10/27/06	2,376	5.45	DTC
ADR’s obtained from Exercise of warrants	12/27/06	2,376	6.54	DTC

Exhibit 1

CREDIT SUISSE INTERNATIONAL

One Cabot Square,	Telephone 0207 888 2000
London E14 4QJ

Cresud S.A.C.I.F. & A.

Moreno 877, 23rd Floor

Buenos Aires, Argentina (1091)

Fax: +54 11 4814-7875

Attention: Gabriel Blasi

Dear Sirs:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the “Transaction”). This Confirmation constitutes a “Confirmation” as referred to in the Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the “Definitions”) (as published by the International Swaps and Derivatives Association, Inc.) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern. References herein to a “Transaction” shall be deemed to be references to a “Swap Transaction” for the purposes of the Definitions.

Until you and we duly execute and deliver an ISDA Master Agreement together with a Schedule thereto (the “Agreement-to-be-Executed”), this Confirmation shall supplement, form a part of, and be subject to a 1992 ISDA Master Agreement, as if, on the Trade Date of this Transaction, you and we had executed a form of that agreement as published by the International Swaps and Derivatives Association, Inc. (without any Schedule thereto) supplemented by the terms set forth under provision 11 hereof (such agreement, together with such supplemental terms, the “Deemed Agreement”). Upon execution and delivery by you and us of the Agreement-to-be-Executed, this Confirmation shall supplement, form a part of, and be subject to such Agreement-to-be-Executed and in the event of any inconsistency between the Agreement-to-be-Executed and provision 10 of this Confirmation, the Agreement-to-be-Executed shall govern irrespective of any provision in the provision 11 of this Confirmation to the contrary. Prior to such execution of the Agreement-to-be-Executed, any reference to “the Agreement” herein shall be a reference to the Deemed Agreement and after such execution shall be a reference to the Agreement-to-be-Executed.

The Agreement and each Confirmation thereunder will be governed by and construed in accordance with English law and each party hereby submits to the jurisdiction of the English Courts.

Registered Office as above. Regulated by the Financial Services Authority
A subsidiary of CREDIT SUISSE	CREDIT SUISSE INTERNATIONAL is registered as unlimited in England under No. 2500199

In this Confirmation “Party A” means Credit Suisse International, and “Party B” means Cresud S.A.C.I.F. & A.

1.	General Terms

	Trade Date:	May 2, 2006

	Effective Date:	May 2, 2006.

	Termination Date:	November 2, 2008, subject to adjustment in accordance with the Following Business Day Convention; (the “Scheduled Termination Date”), provided, however, that if on any date on which Party A determines that a Party A Disruption Event has occurred and delivers a written notice to Party B confirming that Party A is accelerating the Termination Date of this Transaction, then the Termination Date will be the date which is one (1) Business Day after the date Party A delivers such written notice to Party B.

	Party A Disruption Event:	Any event (including, without limitation, an order, decree, instruction, or regulation is made or interpreted by a court or other judicial, administrative or governmental authority) as a result of which the Calculation Agent determines that Party A, or any Reference Holder, has not actually received any amount which was due and payable in accordance with the terms of any component of the Reference Portfolio or any Transferred Securities (as defined in provision 14), unless otherwise provided for herein.

	USD Notional Amount:	USD 8,000,000.

	Reference Issuer:	IRSA Inversiones y Representaciones Sociedad Anónima or any successor thereto

	Reference Convertible Bonds:	Interest-bearing bonds issued by the Reference Issuer maturing on 14 November 2007 (ISIN: US450047AE55) convertible under their own terms into ordinary shares of the Reference Issuer (ISIN:ARP588091073) (“Reference Shares”) and warrants for Reference Shares (“Reference Warrants”).

Reference ADRs:	The American depositary receipts issued by The Bank of New York pursuant to the Deposit Agreement dated as of May 24, 1994, as amended and restated as of December 12, 1994, as further amended and restated as of November 15, 2000, between the Reference Issuer, The Bank of New York (the “Depositary”) and all owners and holders from time to time of the Reference ADRs.

If the American depositary receipt program pursuant to which the Reference ADRs are issued is terminated for any reason, all references herein to Reference ADRs will be deemed to be references to Reference Shares, converted at a ratio equal to the ADR Conversion Factor.

Reference Portfolio:	From the Trade Date until and including the Conversion Date, a face amount of Reference Convertible Bonds equal to USD 10,000,000 (the “Initial Portfolio”) and thereafter, a portfolio of assets consisting of a number of Reference ADRs that would be issued by the Depositary in exchange for a number of Reference Shares equal to the sum of: (A) the number of Reference Shares that a Reference Holder that had validly exercised its conversion rights under the Reference Convertible Bonds would be entitled (assuming compliance by the Reference Issuer with its obligations under the terms of the Reference Convertible Bonds) to receive in respect of such exercise (and assuming that each such exercise took place on the Conversion Exercise Date) plus (B) until the Interim Exchange Date, the number of Reference Warrants that a Reference Holder that had validly exercised its conversion rights under the Reference Convertible Bonds would be entitled (assuming compliance by the Reference Issuer with its obligations under the terms of the Reference Convertible Bonds) to receive (assuming compliance by the Reference Issuer with its obligations under the terms of the Reference Warrants) had such holder validly exercised all such Reference Warrants (assuming that each such exercise took place on the Conversion Exercise Date); provided, however, that the Reference Portfolio will be adjusted by the Calculation Agent (in good faith and a commercially reasonable manner) to the extent it has any information regarding any failure by the Reference Issuer to comply with its obligations under the terms of the Reference Convertible Bonds or Reference Warrants to reflect the amount of Reference Bonds, Reference Shares, Reference ADRs and

Reference Warrants that a Reference Holder that had validly exercised its relevant rights would hold considering such failure.

Notwithstanding the foregoing, any such Transferred Securities transferred pursuant to provision 14 below, will not form part of the Reference Portfolio from and including the date such transfer is effected.

Except as otherwise described above, if any assets (“Original Assets”) in the Reference Portfolio described above are redeemed, converted or otherwise transformed in any manner (whether by amendment, exchange or otherwise) into other obligations, instruments or assets, such other obligations, instruments or assets shall replace the Original Assets for purposes of this Transaction.

The parties acknowledge that, during the term of this Transaction, Party A will not be required to directly hold any components of the Reference Portfolio, except as may be necessary for it to comply with its obligations under Section 14 hereunder.

Conversion Notice Date:	Any Business Day during the term of this Transaction upon which Party A receives written notice from Party B substantially in the form of Exhibit A hereto (a “Conversion Notice”), provided that such day is both: (i) after the day that Party A has received payment from Party B of all costs, fees, and expenses associated with the conversion of USD 10,000,000 principal amount of Reference Convertible Bonds into Reference ADRs, and (ii) at least ten Business Days prior to the last day that a holder of the Reference Convertible Bonds is entitled to exercise the conversion option with respect to such Bonds. For the avoidance of any doubt, subject to (i) and (ii) herein above, Party B is entitled in its sole and absolute discretion to deliver a Conversion Notice at any time during the term of this Transaction.

Conversion Date:	The date that a Reference Holder that had exercised on the tenth Business Day following the Conversion Notice Date (the “Conversion Exercise Date”) its conversion rights under the Reference Convertible Bonds would receive Reference Shares and Reference Warrants in exchange for the Reference Convertible Bonds assuming that such holder had complied with its obligations under the terms of the Reference Convertible Bonds in respect of such conversion.

Reference Portfolio Value: As of any date, the sum of:

1.      the product of (A) the USD principal amount of Reference Convertible Bonds in the Reference Portfolio as of such date divided by USD 1000, (B) the Conversion Ratio and (C) the Reference Share Price as of such date; and

2.      the product of (A) the ADR Conversion Factor; (B) the sum of (i) the number of Reference ADRs in the Reference Portfolio as of such date plus (ii) the number of Reference ADRs which are part of the Transferred Securities as of such date and (C) the Reference Share Price as of such date, each as determined by the Calculation Agent in a commercially reasonable manner.

Reference Share Price:	As of any date, the closing price in the regular session on the New York Stock Exchange on such date for the Reference ADRs, divided by the ADR Conversion Factor; provided, however, that if on such date a closing price for the Reference ADRs is not published on the New York Stock Exchange, the Calculation Agent shall determine the Reference Share Price in a commercially reasonable manner.

Reference Holder:	A hypothetical beneficial or registered owner of the securities comprising the Reference Portfolio, located in the United Kingdom, from and including the Effective Date to but excluding the Scheduled Termination Date. References in this agreement to any payments or distributions relating to, or conversion of, any part of the Reference Portfolio held by a Reference Holder or to the amounts that “a Reference Holder actually receives” or the “date of receipt by the Reference Holder” or any similar phrase do not require the existence of any Reference Holder but refer to the payment, distribution or conversion that would occur, and the amounts that would be received or paid by a person located in the United Kingdom, if such person were a Reference Holder. All such amounts shall be determined without regard to the exercise of any right of setoff, recoupment or other similar right by or against any particular Reference Holder that would not equally be available to or against any other person located in the United Kingdom.

Conversion Ratio:	As of any date of determination, the number of Reference Shares into which USD 1000 principal amount of Reference Convertible Bonds may be converted, to be adjusted in accordance with the terms of the indenture or other governing instrument for the Reference Convertible Bonds. As of the Trade Date, the Conversion Ratio was 1834.86.

Upfront Amount:	An amount of USD equal to 0.75% of the USD Notional Amount.

ADR Conversion Factor:	As of any date of determination, the number of Reference Shares that must be deposited with the Depositary in exchange for one Reference ADR.

Calculation Agent:	Party A, whose determinations and calculations adopted in good faith and a commercially reasonable manner, shall be binding in the absence of manifest error.

Business Days:	London, New York and Buenos Aires (except that for purposes of Section 8, Business Days shall be London, New York and any days which were, as of the Trade Date, scheduled to be Business Days in Buenos Aires).

	Business Day Convention:	Following

2.	Initial Exchange

	Party A Initial Exchange Amount:	The USD Notional Amount minus the Upfront Amount, provided, however, that Party A shall have no obligation to pay such amount unless and until it has received the Reference Portfolio from Party B.

	Party B Initial Exchange Amount:	On the Initial Exchange Date, Party B shall deliver the Reference Portfolio to Party A.

	Initial Exchange Date:	The Effective Date.

3.	Interim Exchange

	Interim Exchange Date:	Ten Business Days following the Conversion Date.

	Party A Interim Exchange Amount:	A number of Reference Warrants equal to the Reference Warrants in the Reference Portfolio as of the Interim Exchange Date.

	Party B Interim Exchange Amount:	None

4.	Party A Floating Amounts:

	Party A Floating Amount:	An amount equal to the amount of any distributions (whether cash or non-cash) with respect to interest, principal or dividends that a Reference Holder actually receives, less any such distributions that are attributable to any Reference ADRs or other Account Property held in the Controlled Securities Account.

	Party A Floating Amount Payment Dates:	Two (2) Business Days following the date that Party A receives confirmation that holders of the Reference Portfolio have received the relevant distribution in respect of any component of the Reference Portfolio during the Term of this Transaction.

5.	Party B Floating Amounts

	Party B Floating Rate Calculation Amount:	USD Notional Amount

	Party B Floating Rate Payment Dates:	Quarterly, commencing three months from the Effective Date and ending on the Termination Date, inclusive, subject to adjustment in accordance with the Following Business Day Convention.

	Party B Floating Rate Option:	USD-LIBOR-BBA

	Party B Spread:	Plus 3.75%

	Designated Maturity:	3 month

	Reset Date:	The first day of each Party B Calculation Period

	Party B Floating Rate Day Count Fraction:	Actual/360

6.	Final Exchange

	Party A Final Exchange Amount:	On the Final Exchange Date, Party A shall deliver securities of the same type, nominal value, description and amount as the securities comprising the Reference Portfolio, excluding any Transferred Securities or other Account Property held in the Controlled Securities Account, to Party B; provided, however, that Party A shall have no obligation to make such delivery unless and until it has received the Party B Final Exchange Amount.

	Party B Final Exchange Amount:	The USD Notional Amount minus the Cash Margin Amount (as defined in provision 8 below), if any, as of the Final Exchange Date.

	Final Exchange Date:	The Termination Date

7.	Settlement Terms:

(i)

Unless otherwise agreed, all cash paid hereunder shall be in immediately available freely convertible funds of the relevant currency. Party B agrees that, notwithstanding any restriction or prohibition on access to the foreign exchange market in Argentina, it will obtain such relevant currency in any other legal and appropriate mechanism for the acquisition of such relevant currency in any exchange market.

(ii)	For the purpose of the delivery of the Reference Portfolio (or any component thereof) under the terms of this Transaction, subject to any applicable condition precedent, the Reference Portfolio (or the relevant component thereof, as applicable) will be delivered to the specified party on the specified date through The Depository Trust Company or any successor to or transferee of such clearance system (the “Clearance System”). The parties agree to use commercially reasonable efforts to arrange for settlement on a delivery versus payment basis. If the Clearance System ceases to clear any of the Reference Portfolio, the parties will negotiate in good faith to agree on another manner for delivery.

(iii)	If on a date on which a party is obliged to deliver the Reference Portfolio under the terms of this Transaction, there is an event beyond the control of the parties as a result of which any portion of Reference Portfolio cannot be cleared or transferred through the Clearance System (such event, a “Settlement Disruption Event”), then the obligation to deliver such Reference Portfolio (or the relevant component thereof, as applicable) shall be deferred to the first succeeding day on which delivery of such Reference Portfolio (or the relevant component thereof, as applicable) can take place through the Clearance System, provided that if a Settlement Disruption Event prevents delivery of such Reference Portfolio (or the relevant component thereof, as applicable) on each of the ten (10) Business Days immediately following the originally scheduled delivery date and such Reference Portfolio (or the relevant component thereof, as applicable) can be delivered in another customary commercially reasonable manner, then such Reference Portfolio (or the relevant component thereof, as applicable) shall be delivered using such other customary commercially reasonable manner of delivery (which other manner of delivery shall also be deemed the Clearance System for purposes of delivery of such assets) as determined by the Calculation Agent.

8.	Additional Payments:

8.1	If on any Business Day during the Term of the Transaction, the Calculation Agent determines that the Exposure is greater than USD 250,000, Party B shall pay to Party A on the next succeeding Business Day (an “Additional Amount Payment Date”) an amount in USD equal to such Exposure (rounded up to the nearest whole multiple of USD 100,000) (an “Additional Amount”).

8.2

If on any Business Day during the Term of the Transaction, the Calculation Agent determines that the Exposure is negative (the absolute value of such negative amount being the “Margin Excess”) and its absolute value exceeds USD 250,000, upon the request of Party B, on the next succeeding Business Day following the date of receipt of such request (a

“Reduction Amount Payment Date”) Party A shall pay to Party B an amount in USD (the “Reduction Amount”) equal to the lesser of (A) the Margin Excess rounded down to the nearest whole multiple of USD 100,000 and (B) the Cash Margin Amount as of such Reduction Amount Payment Date.

For the avoidance of doubt, Party A shall have no obligation to pay any additional amount under this provision 8.2 to the extent such payment or delivery would reduce the Cash Margin Amount to less than zero.

8.3	For the purposes of this provision 8:

“Exposure” means, as of any Business Day, an amount in USD determined by the Calculation Agent as equal to:

(a)	the USD Notional Amount; minus

(b)	the sum of (i) the product of (A) the Reference Portfolio Value on that Business Day and (B) one minus the Haircut Level and (ii) the Cash Margin Amount on that Business Day.

“Cash Margin Amount” shall be zero on the Trade Date and thereafter (i) the Cash Margin Amount shall be increased by the sum of all Additional Amounts paid, with effect from, and including, each relevant Additional Amount Payment Date; (ii) the Cash Margin Amount shall be decreased by any Reduction Amount paid, with effect from, and including, the relevant Reduction Amount Payment Date; and (iii) for each day that the Cash Margin Amount is an amount greater than zero the Cash Margin Amount shall be increased by the application of daily compounding at the overnight Fed Funds rate set forth in H.15(519) on that date as determined by the Calculation Agent.

“Haircut Level” means 66.67%.

9.	Calculation of Market Quotation:

If both parties have performed their respective obligations under and in accordance with provision 2 (Initial Exchange) hereof and subsequently an Early Termination Date occurs or is designated with respect to this Transaction and/or the Agreement, for the purposes of determining the Settlement Amount under the Agreement, the Market Quotation for this Transaction shall be deemed (notwithstanding any provisions in the Agreement to the contrary) to be an amount, determined by the Calculation Agent in its sole discretion on or as soon as reasonably practicable after the relevant Early Termination Date, equal to:

(A) an amount in USD equal to the sum of (1) the present value as of the Early Termination Date of receiving the Party B Final Exchange Amount on the Scheduled Termination Date; (2) the present value as of the Early Termination Date of all remaining scheduled Party B Floating Amounts, for the period from, but excluding, the Early Termination Date to, and including, the Scheduled

Termination Date (for each of (1) and (2), discounted at the relevant zero coupon rates determined by the Calculation Agent as of the Early Termination Date, by reference to the then prevailing USD LIBOR and interest rate swap curves, on an “Actual/360” day count basis); and (3) any loss of bargain, cost of funding or, any cost incurred by Party A as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position; minus

(B) an amount in USD equal to the sum of (1) the Reference Portfolio Termination Value as of the Early Termination Date (2) the ADR Value of the Transferred Securities and (3) the Cash Margin Amount held by Party A as of the Early Termination Date.

“Reference Portfolio Termination Value” means the market value of the Reference Portfolio as of any date determined with reference to:

(a) in the case of non-equity securities that comprise part of the Reference Portfolio on any date, the arithmetic mean of the all-in bid prices (expressed as a percentage), on such date for the type of security requested by the Calculation Agent from four leading dealers in the relevant market, as selected by the Calculation Agent. For the purpose of making such requests, the Calculation Agent may, in its sole and absolute discretion (but, for the avoidance of doubt, shall never be obliged to): (i) request prices from a dealer from which the Calculation Agent and/or its Affiliates has requested or will contemporaneously request prices in connection with other notes, transactions or proprietary holdings unrelated to this Confirmation or otherwise; (ii) request prices from dealers either orally, by electronic messaging (including, without limitation, E-mail, Bloomberg or Reuters), by facsimile, courier or post; and (iii) rather than making separate requests for such all-in bid prices, for the purposes of this provision, rely on a request or requests which were made in connection with other notes, transactions or proprietary holdings or otherwise unrelated to this Confirmation (with each such request constituting a request hereunder for the purposes of this Confirmation). If fewer than three such prices are provided following such request, the Calculation Agent, in its sole discretion, shall determine such all-in bid prices.

(b) the ADR Value of the Reference ADRs in the Reference Portfolio.

“ADR Value” means in respect of the Reference ADRs in the Reference Portfolio and the Transferred Securities on any date, (i) for purposes of calculating Exposure, the closing price for the relevant security as of the immediately preceding Business Day on the New York Stock Exchange, provided, however, to the extent the American depositary receipt program pursuant to which such securities are issued is terminated for any reason, the closing price of the relevant local shares converted into USD using the then-current foreign exchange rate as determined by the Calculation Agent in its sole and absolute discretion and (ii) for purposes of determining Market Quotation, an amount determined by the Calculation Agent in its sole and absolute discretion equal to the amount that a Reference Holder would be able to realize in a sale of such securities in private transactions (which would occur at a discount to prices that would be obtained on the public market) or in the Argentine market at prices available there.

Notwithstanding anything to the contrary in the Agreement, the Calculation Agent shall make all determinations and calculations under this provision 9, and if the amount calculated herein is a positive number Party B will pay such amount to Party A; if it is a negative number Party A will pay the absolute value of such amount to Party B.

10.	Additional Representations, Warranties and Acknowledgements of Party B.

(a)	In addition to any other representations made (or deemed to be repeated) by Party B under the terms of the Agreement, Party B also represents and warrants to, and agrees with, Party A as follows:

(i)	that it is a sophisticated institution and has such knowledge and experience in financial and business matters and expertise in assessing credit risk, that it is capable of evaluating the merits, risks and suitability of entering into this Transaction and that it is relying exclusively on its own sources of information and credit analysis with respect to the Reference Issuer;

(ii)	that it fully understands this Transaction and the nature and extent of its exposure to risk of loss;

(iii)	that it has entered into this Transaction as principal for its own account in the normal and ordinary course of its business and it is familiar with instruments having characteristics similar to those of this Transaction;

(iv)	that (A) neither Party A nor any of its Affiliates (as defined below) has provided it with any information or advice with respect to the Reference Issuer, (B) neither Party A nor any of its Affiliates has made or makes any representation as to the credit quality of the Reference Issuer, and (C) Party A and any of its Affiliates may have acquired, or during the Term of this Transaction may acquire, non-public information with respect to the Reference Issuer, which Party B agrees need not be provided to it;

(v)	that it acknowledges and agrees that in connection with this Transaction Party A has acted in the capacity of an arm’s-length contractual counterparty and not as Party B’s financial advisor or fiduciary;

(vi)	that it has been given the opportunity to ask questions of, and receive answers from, Party A concerning the terms and conditions of this Transaction and concerning the financial condition and business operations of Party A and has been given the opportunity to obtain such additional information necessary for it to evaluate the merits and risks of this Transaction to the extent that Party A possesses such information or can acquire it without unreasonable effort or expense;

(vii)	that it has determined, based upon its own independent review and such professional advice as it has deemed appropriate under the circumstances, that this Transaction (A) is fully consistent with its financial needs, objectives and condition, (B) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it, (C) complies and is fully consistent with all aspects of applicable Argentine laws, statutes and regulations, including, but not limited to, Federal laws, statutes and regulations, and (D) is a fit, proper and suitable investment for it, notwithstanding the clear and substantial risks inherent in entering into this Transaction;

(viii)	that it has not relied on Party A or any of its Affiliates in connection with its determination as to the legality of its entering into this Transaction or as to the other matters referred to in sub-paragraph (vii) above;

(ix)	the execution, delivery and performance of any document or instrument delivered in connection with this Transaction are within the powers, have been duly authorized by all necessary action and do not contravene (A) the laws or statutes pursuant to which it is established; (B) any law, rule or regulation applicable to it; or (C) any restriction binding on or affecting it or its properties;

(x)	it is not insolvent, or is unable to pay its debts, at the time of entering into this Transaction;

(xi)	it has discussed this Transaction, and the accounting treatment that it intends to accord this Transaction, with its independent external auditors and independent counsel;

(xii)	its independent external auditors have confirmed to it that such accounting treatment is appropriate and consistent with the relevant accounting principles in the jurisdiction (e.g. local GAAP);

(xiii)	its senior management is aware of the terms of this Transaction, is familiar with its purpose, and has approved this Transaction;

(xiv)	it has read and understood Party A’s Emerging Markets Risk Disclosure Statement;

(xv)	it will comply with all necessary local and SEC filings and financial reporting requirements, and such filings and financial reports will reflect Party B’s continuing exposure to the Reference Portfolio; and

(xvi)	it is entering into this Transaction for purposes of financing a direct investment abroad Argentina by means of the capitalization of Brasil Agro Compañhia Brasileira de Propiedades Agrícolas, all in accordance to the terms of the Authorization N° 111/2006 granted by the Central Bank of the Republic of Argentina on April 28, 2006 as decided by its Board of Directors 103/2006 of April 27, 2006.

(b)	Party B hereby acknowledges that Party A and its Affiliates may have existing or future business relationships with the Reference Issuer (including, but not limited to, lending, depository, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for Party B.

(c)	For the purposes of this paragraph, “Affiliates” means (i) any entity controlled, directly or indirectly, by Party A, (ii) any entity that controls, directly or indirectly, Party A, or (iii) any entity under common control with Party A (and for these purposes, “control” means ownership of a majority of the voting power of the entity or, as the case may be, Party A, and “controlled by” and “controls” shall be construed accordingly).

11.	Deemed Master Agreement Provisions:

The Deemed Master Agreement referenced in the second paragraph of provision 1 hereof shall be supplemented by the following terms:

(a) Specified Entity. “Specified Entity” means “Affiliates” in relation to Party A and Party B for the purpose of the “Default under Specified Transaction” provision (Section 5(a)(v)).

(b) Specified Transaction. Specified Transaction will have the meaning specified in Section 14.

(c) Cross Default. The “Cross Default” provision (Section 5(a)(vi)) as amended below will apply to Party A and Party B:

Specified Indebtedness: Instead of the definition in Section 14 of this Agreement,

“Specified Indebtedness” shall mean any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) (a) in respect of borrowed money, and/or (b) in respect of any Specified Transaction (except that, for this purpose only, the words “and any other entity” shall be substituted for the words “and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party)” where they appear in the definition of Specified Transaction).

“Threshold Amount” means, with respect to Party A, the lesser of three percent (3%) of the shareholders’ equity of Party A, as shown in the most recent audited financial statements of Party A, the lesser of three percent (3%) of the shareholders’ equity of Party B, as shown in the most recent audited financial statements of Party B, or USD 5,000,000 (including the United States Dollar equivalent of obligations stated in any other currency or currency unit).

(d) Credit Event Upon Merger. The “Credit Event Upon Merger” provision (Section 5(b)(iv)) will apply to Party A and Party B.

(e) Automatic Early Termination. The “Automatic Early Termination” provision of Section 6(a) will not apply to Party A or Party B; provided, however, where an Event of Default specified in Section 5(a)(vii)(1), (3), (4), (5), (6) or, to the extent analogous thereto, (8) occurs and is governed by a system of law which does not permit termination to take place upon or after the occurrence of the relevant Event of Default in accordance with the terms of this Agreement, then the Automatic Early Termination provisions of Section 6(a) will apply to Party A and Party B.

(f) Payments on Early Termination. For the purpose of Section 6(e), the Second Method and Market Quotation will apply.

(g) Termination Currency. “Termination Currency” means United States Dollars.

(h) Documents to be Delivered. Party A and Party B shall deliver evidence reasonably satisfactory to the other party as to the names, true signatures and authority of the officers or officials signing this Confirmation, upon execution of this Confirmation. Party B shall deliver a copy of its latest annual financial report, upon request by Party A.

(i) Set-off. Without affecting the provisions of this Confirmation requiring the calculation of certain net payment amounts, all payments under this Confirmation will be made without set-off or counterclaim; provided, however, that upon the designation or deemed designation of any Early Termination Date, in addition to and not in limitation of any other right or remedy (including any right to set-off, counterclaim, or otherwise withhold payment) under applicable law:

The Non-defaulting Party or the party that is not the Affected Party (in either case, “X”) may, without prior notice to any person, set off any sum or obligation (whether or not arising under this Confirmation, whether matured or unmatured and irrespective of the currency, place of payment or booking office of the sum or obligation) owed by the Defaulting Party or Affected Party (in either case, “Y”) to X or to any Affiliate of X, against any sum or obligation (whether or not arising under this Confirmation, whether matured or unmatured and irrespective of the currency, place of payment or booking office of the sum or obligation) owed by X or any Affiliate of X to Y, and, for this purpose, may convert one currency into another. If any sum or obligation is unascertained, X may in good faith estimate that sum or obligation and set off in respect of that estimate, subject to X or Y, as the case may be, accounting to the other party when such sum or obligation is ascertained.

Nothing in this Confirmation shall be effective or deemed to create any charge.

(j) Recording of Conversation. Each party to this Agreement acknowledges and agrees to the tape recording of conversations between the parties to this Agreement whether by one or other or both of the parties and each party hereby consents to such recordings being used as evidence in Proceedings.

(k) Credit Support Document. The term “Credit Support Document” shall mean the Securities Account Control Agreement (as defined in provision 14 below).

(l) Process Agent. The Process Agent for Party B shall be Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX.

12.	Additional Termination Events.

Each of the following shall be an Additional Termination Event with this Transaction as the sole Affected Transaction and Party B as the sole Affected Party:

(a) an order, decree, instruction, regulation is made or interpreted by a court or other judicial, administrative or governmental authority in respect of (1) Party A’s rights to receive payments or deliveries from Party B under this Transaction or (2) payments or deliveries to be made by Party B to Party A under this Transaction, such that either (3) or (4) results or may result in Party A (or any holder of the Reference Portfolio domiciled in the United Kingdom) not actually receiving payments or deliveries hereunder directly from Party B;

(b) Party A determines, based on publicly available information, that there has been or that there will be an announcement of a form of (a) restructuring (whether by amendment, exchange or otherwise) with respect to the Reference Convertible Bonds;

(c) Party A determines, based on publicly available information, that the trading or clearing of any security comprising the Reference Portfolio is or will be suspended for any reason (including but not limited to the suspension of clearing of such security though the Clearance System);

(d) the Reference Share Price falls below USD 0.75 (subject to adjustment to account for stock splits, reverse stock splits, or other similar adjustments occurring after the Trade Date, as determined by the Calculation Agent in a commercially reasonable manner);

(e) the Reference Issuer issues a notice of redemption pursuant to Article 3 of the Indenture, dated as of November 21, 2002, as modified or supplemented, between the

Reference Issuer, as Issuer, The Bank of New York, as Trustee, Registrar, Paying Agent, Conversion Agent and Unit Agent, and Banco Rio de la Plata S.A., as Co-Registrar and Co-Paying Agent and Representative of the Trustee in Argentina (the “Indenture”);

(f) a “Change of Control,” as defined in the Indenture, occurs;

(g) an “Event of Default,” as defined in Section 6.1 of the Indenture, occurs;

(h) Party B elects to terminate the Transaction by providing three Business Days’ written notice to Party A;

(i) Party B creates, assumes or suffers to exist any lien on any of its property now owned, except for liens granted in respect of this Transaction or such liens listed in Party B’s audited financial statements dated as of December 31, 2005, in excess of USD 1,000,000 (or its equivalent in any other currency);

(j) Party B pays or distributes, directly or indirectly, whether in cash or other property or in obligations to any other person in excess of USD 5,000,000 for any calendar year: (1) any dividend or other distribution on its capital stock or any interest on capital, excluding any dividends, distributions or interest paid solely in Party B’s capital stock or in options, warrants or other rights to acquire capital stock, (2) in respect of the purchase, acquisition, redemption, retirement, defeasance or other acquisition for value of any of its capital stock or any warrants, rights or options to acquire such capital stock, (3) in respect of the return of any capital to its stockholders as such, (4) in connection with any distribution or exchange of property in respect of its capital stock, warrants, rights, options, obligations or securities to or with its stockholders as such or (5) in return of any irrevocable equity contributions or in payment of interest other;

(k) The Asset Ratio falls below 3:1;

(l) Party B fails to provide to the Calculation Agent as soon as available but in no event 90 days after the last day of each fiscal year of Party B, a valuation performed by an independent third party acceptable to the Calculation Agent of the fair market value of the land and cattle owned by Party B;

(m) Party B fails to provide to the Calculation Agent as soon as available but in any event within 45 days after the end of each fiscal quarter and 70 days after the end of the fiscal year, a certificate of a Financial Officer certifying (i) as to whether an event of default or default has occurred and (ii) the Asset Ratio; or

(n) Party B fails to deliver to Party A documentation acceptable to Party A in its sole discretion evidencing Party B’s authority to enter into this Confirmation and take the actions contemplated hereunder by 6:00 pm (New York time) on May 3, 2006.

For the purposes of this provision 12:

“Asset Ratio” means, as of any Business Day, a number determined by the Calculation Agent as equal to:

(a) the sum expressed in USD of (i) the fair market value of all the land and unencumbered inventory owned by Party B on that Business Day as determined by an independent third party acceptable to the Calculation Agent in good faith and commercially reasonable manner and (ii) the cash, banks position and 30-day short term deposits in its most recent audited financial statements; divided by

(b) the aggregate outstanding principal amount of Debt of Party B.

“Debt” means, with respect to Party B (determined without duplication): (1) all indebtedness of Party B for borrowed money, (2) all obligations Party B for the deferred purchase price of property (other than trade payables (whether payable to affiliates or other third parties) incurred in the ordinary course of Party B’s business, but only if and for so long as such trade payables remain payable on customary trade terms, and accrued expenses incurred in the ordinary course of business), including obligations of Party B created or arising under any conditional sale or other title retention agreement with respect to property acquired by Party B, (3) all obligations of such Party B evidenced by notes, bonds, debentures or other similar documents, (4) all obligations, contingent or otherwise, of Party B in connection with any securitization of any products, receivables or other property, (5) all capital lease obligations and similar obligations under “synthetic leases” of Party B, (6) all obligations, contingent or otherwise, of Party B in respect of acceptances, letters of credit, financial guaranty insurance policies or similar extensions of credit (excluding any such obligations supporting trade payables to the extent excluded from clause (b)), (7) all obligations of Party B to redeem, retire, defease or otherwise make any payment in respect of any capital stock, (8) all net obligations of Party B in respect of any interest rate, commodity price or currency protection agreement or any commodity price, interest rate or currency swap, cap or collar agreement or similar arrangement, or any other derivative arrangement, entered into by such Person providing for the transfer or mitigation of commodity price, interest rate or currency risks either generally or under specific contingencies (but without regard to any notional principal amount relating thereto), (9) all debt of other persons referred to in clauses (1) through (8) or clause (10) that is guaranteed by Party B and (j) all debt referred to in clauses (1) through (9) secured by (or for which the holder of such debt has an existing right, contingent or otherwise, to be secured by) any lien on property of Party B even though Party B has not assumed or become liable for the payment of such debt (and, in connection therewith, the amount of “Debt” under this clause (10) shall be limited to the value of such property).

For the avoidance of doubt, Market Quotation (as modified by provision 9 above) shall apply in respect of the designation of an Early Termination Date arising from an Additional Termination Event or an Event of Default.

13.	Account Details:

Payments to Party A:
BANK OF NEW YORK NEW YORK
A/C CREDIT SUISSE INTERNATIONAL
A/C NO: 890-0360-968
ABA 021 000 018

Deliveries to Party A:
Name	CREDIT SUISSE INTERNATIONAL
DTC	355
ACC	29VPM0
Agent ID	94200
Insti ID	94200
Tax ID	05-0546650
PrBr ID	9401
Address	ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

Payments to Party B:
To be advised separately

Deliveries to Party B:
To be advised separately

14.	Additional Provision.

Failure by Party A to perform its obligations under this provision 14 will result in an Additional Termination Event under the Agreement with this Transaction as the sole Affected Transaction and Party A as the sole Affected Party.

(a) On or before the Trade Date, Party B will open, or procure to be opened, a securities account in its own name at Credit Suisse Securities (USA) LLC (the “Controlled Securities Account”) and will execute a securities control agreement substantially in the form of Exhibit A to this Confirmation (the “Securities Account Control Agreement”) in respect of the Controlled Securities Account.

(b) Provided the Controlled Securities Account has been established and Party B has executed a Securities Account Control Agreement pursuant to clause (a) above, and provided no Termination Event, Event of Default or Potential Event of Default has occurred and is continuing, Party A shall, upon three Business Days’ written notice from Party B, transfer, or procure the transfer of, an amount of Reference ADRs equal to the Reference ADRs in the Reference Portfolio (the “Transferred Securities”) into the Controlled Securities Account.

(c) Provided no Termination Event, Event of Default or Potential Event of Default has occurred and is continuing, for so long as the Transferred Securities are held in the Controlled Securities Account, Party B as owner of the Transferred Securities, shall have the right to exercise directly any voting rights connected with the Transferred Securities, and to give any consents, ratifications and waivers with respect thereto. To the extent that Party A receives any documents related to the exercise of any such voting rights related to the Transferred Securities, Party A will, within two Business Days of receiving such documents, deliver them to Party B.

(d) Upon an Event of Default or a Termination Event, Party A may, pursuant to the Securities Account Control Agreement, cause all Transferred Securities (together with any other Account Property held in the Controlled Securities Account) to be returned to Party A from the Securities Control Account, transferred to another account at Party A’s direction or liquidated in order to satisfy the obligations of Party B under this Agreement.

(e) Provided that no Event of Default or Termination Event has occurred, Party A will not be entitled to release any Transferred Securities (or any other Account Property held in the Controlled Securities Account) to its order.

(f) If Party B provides a written request to Party A to permit withdrawal or transfer from the Controlled Securities Account of any cash distributions with respect to the Account Property (other than such distribution resulting from any sale or liquidation of the Account Property or repayment of capital in respect of any Reference Shares or Reference ADRs) Party A will provide to the Securities Intermediary, within three (3) Business Days of receiving such request, its written consent thereto, provided that no Termination Event, Event of Default or Potential Event of Default has occurred and is continuing.

15.	Certain Definitions:

For the purposes of this Confirmation the following terms shall have the meanings as set forth below:

Account Property:	has the meaning given to that term in the Securities Account Control Agreement.

Securities Intermediary:	has the meaning given to that term in the Securities Account Control Agreement.

16.	Notices:

Notwithstanding Section 12(a) of the Agreement all notices including those to be given under Section 5 or 6 may be given by facsimile transmission or electronic messaging system.

Contact details (as at the Trade Date) for any notice required to be given hereunder are set out below:

Party A:

Address:	Credit Suisse International
One Cabot Square
London E14 4QJ
England

Attention:	(A) Head of Credit Risk Management;
(B) Global Head of OTC Operations - Operations Department;
(C) General Counsel Europe - Legal and Compliance Department

Swift:	Credit Suisse International CSFP GB2L

For the purpose of facsimile notices or communications under this Agreement:

Facsimile:	+44 (20) 7888 2686
Attention:	General Counsel Europe - Legal and Compliance Department

Telephone number for oral confirmation of receipt of facsimile in legible form under this Agreement: +44 (20) 7888 4465.

With copies to:

Facsimile:	+44 (20) 7888 3715
Attention:	Head of Credit Risk Management

Facsimile:	+44 (20) 7888 9503
Attention:	Global Head of OTC Operations - Operations Department.

Facsimile:	+1 (212) 743-5081
Attention:	Emerging Market Trading Desk

Designated responsible employee for the purposes of Section 12(a)(iii): Senior Legal Secretary.

Party B: To be advised separately

Credit Suisse International is regulated by The Financial Services Authority and has entered into this transaction as principal. The time at which the above transaction was executed will be notified to Party B on request.

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.

Yours faithfully,

CREDIT SUISSE INTERNATIONAL

By:
Name:
Title:

By:
Name:
Title:

Confirmed as of the date first written above:

CRESUD S.A.C.I.F.&A.

By:
Name:
Title:

Exhibit A

[Insert Party B Letterhead]

[Date]

Credit Suisse International

One Cabot Square

London E14 4QJ

England

Facsimile:	+44 (20) 7888 9503
Attention:	Global Head of OTC Operations - Operations Department.
Facsimile:	+1 (212) 743-5081
Attention:	Emerging Market Trading Desk

Re:	Designation of Conversion

Dear Sir or Madam:

Reference is made to the Transaction between Credit Suisse International and Cresud S.A.C.I.F. & A with a Trade Date of May 2, 2006 (the “Transaction”) which is evidenced by confirmation set forth the terms thereof (the “Confirmation”).

This notice constitutes a Conversion Notice under the terms of the Confirmation.

Sincerely yours,

CRESUD S.A.C.I.F. & A

By:
Name:
Title:

Exhibit 2

SECURITIES ACCOUNT CONTROL AGREEMENT

DATED MAY 2, 2006

between

CRESUD S.A.C.I.F.&A.

CREDIT SUISSE INTERNATIONAL

and

CREDIT SUISSE SECURITIES (USA) LLC

ALLEN & OVERY LLP

NEW YORK

8.10	Jurisdiction	17
8.11	Waiver of jury trial	18
8.12	Termination	18
Signatories		19

THIS AGREEMENT is dated 2nd May, 2006

BETWEEN:

(1)	CRESUD S.A.C.I.F.&A. (the Pledgor);

(2)	CREDIT SUISSE INTERNATIONAL, herein (CSI); and

(3)	CREDIT SUISSE SECURITIES (USA) LLC, as securities intermediary (the Securities Intermediary).

BACKGROUND:

(A)	The Pledgor, and CSI have entered into a letter agreement dated May 2, 2006 (the Confirmation).

(B)	It is a condition precedent to the obligations of CSI under Section 14 of the Confirmation that the Account (as defined below) be established with the Securities Intermediary, that CSI be granted a first-priority security interest in the Account and all Account Property (as defined below) and that CSI have control over the Account and all Account Property in accordance with the terms of this Agreement in order to perfect CSI’s security interest in the Account and the Account Property.

(C)	CSI has agreed that, provided no Termination Event, Event of Default or Potential Event of Default has occurred and is continuing, for so long as the Transferred Securities are held in the Controlled Securities Account, the Pledgor shall have the right to exercise directly any voting rights connected with the Account Property, and to give any consents, ratifications and waivers with respect thereto.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Defined Terms

Any term defined in the Uniform Commercial Code as in effect from time to time in the State of New York (the UCC), the Federal Book-Entry Regulations (as defined below) or both and not defined in this Agreement has the meaning given to the term in the UCC or, to the extent relating or applied in this Agreement to securities subject to the Federal Book-Entry Regulations, in the Federal Book-Entry Regulations. Any term defined in the Confirmation and not defined in this Agreement, the UCC or the Federal Book-Entry Regulations has the meaning given to the term in the Confirmation.

In addition, in this Agreement:

Account means the securities account established under Clause 3.1 (Establishment).

Account Property means:

(a)	all security entitlements with respect to financial assets on deposit in or credited to the Account;

(b)	all investment property, financial assets, instruments, funds, credit balances, and other property held in or credited to the Account;

(c)	all property of any kind delivered to the Securities Intermediary or otherwise in the possession or control of the Securities Intermediary under this Agreement; and

(d)	all dividends, distributions, interest, gain, profits, income and proceeds received in respect of any of the foregoing.

Event of Default is defined in the Confirmation.

Federal Book-Entry Regulations means:

(a)	the U.S. Federal regulations contained in Subpart B (“Treasury/Reserve Automated Debt Entry System (TRADES)”) governing book-entry securities consisting of U.S. Treasury bonds, notes and bills and Subpart D (“Additional Provisions”) of 31 C.F.R. Part 357 (31 C.F.R. § 357.10 through 31 C.F.R. § 357.15 and 31 C.F.R. § 357.40 through 31 C.F.R. § 357.45), and the related defined terms in 31 C.F.R. § 357.2; and

(b)	to the extent substantially identical to the U.S. Federal book-entry regulations referred to in paragraph (a) above, the U.S. Federal regulations governing other book-entry securities.

Potential Event of Default is defined in the Confirmation.

Secured Obligations means:

(a)	all obligations of the Pledgor under the Confirmation;

(b)	all obligations of the Pledgor under this Agreement;

(c)	all amounts owed under any modifications, renewals or extensions of any of the foregoing obligations; and

(d)	any of the foregoing that arises after the filing of a petition by or against the Pledgor under the U.S. Bankruptcy Code of 1978, even if the obligations do not accrue because of the automatic stay under section 362 of the U.S. Bankruptcy Code of 1978 or otherwise.

Termination Event is defined in the Confirmation.

1.2	Construction

(a)	No reference to proceeds in this Agreement authorizes any sale, transfer or other disposition of Account Property by the Pledgor other than in accordance with this Agreement.

(b)	Includes and including are not limiting.

(c)	Or is not exclusive.

(d)	All includes any and any includes all.

(e)	The term law includes any law, statute, regulation, regulatory requirement, rule, ordinance, ruling, decision, treaty, directive, order, guideline, regulation, policy, writ, judgment, injunction or request of any court or other governmental, inter-governmental or supranational body, officer or official, fiscal or monetary authority, or other ministry or public entity (and their interpretation, administration and application), whether or not having the force of law.

(f)	A reference to a law is a reference to that law as amended or re-enacted and to any successor law.

(g)	A reference to an agreement is a reference to that agreement as amended, supplemented, restated or novated.

(h)	Clause headings used in this Agreement are for convenience only. They are not a part of this Agreement and shall not be used in construing it.

2.	APPOINTMENT

The Pledgor and CSI appoint the Securities Intermediary to act as custodian of, and securities intermediary with respect to, the Account and the Account Property. The Securities Intermediary accepts this appointment, and agrees to accept and hold, in its custody and in accordance with the terms of this Agreement, the Account and all Account Property.

3.	ACCOUNT

3.1	Establishment

The Securities Intermediary will establish as a securities account, and agrees to maintain as a securities account until the termination of this Agreement, a special, segregated custody account (the Account). The Pledgor will notify CSI of the details of the Account (including the account number) as soon as they are available.

The Account will be in the name of the Pledgor and will be established and maintained at the office of the Securities Intermediary located in, New York, New York.

3.2	Grant

As security for the prompt and complete payment and performance of the Secured Obligations when due (whether due because of stated maturity, acceleration, mandatory prepayment, or otherwise) and to induce CSI to permit the Pledgor to exercise certain voting rights with respect to the Account Property, the Pledgor grants to CSI a continuing security interest in the Account and the Account Property.

3.3	Continuing security interest

(a)	This Agreement creates a continuing security interest in the Account and the Account Property and will remain in full force and effect until the irrevocable and indefeasible payment in full of the ultimate balance of the Secured Obligations, regardless of any intermediate payment or discharge in whole or in part.

(b)	If, at any time for any reason (including the bankruptcy, insolvency, receivership, reorganization, dissolution or liquidation of the Pledgor or the appointment of any receiver, intervenor or conservator of, or agent or similar official for, the Pledgor or any of its properties), any payment received by CSI in respect of the Secured Obligations is rescinded or avoided or must otherwise be restored or returned by CSI, that payment shall not be considered to have been made for purposes of this Agreement, and this Agreement will continue to be effective or will be reinstated, if necessary, as if that payment had not been made.

3.4	Certain rights and remedies

Without limiting the rights granted to CSI under this Agreement and the Confirmation, the parties agree that CSI will have all the rights and remedies available to a purchaser and a secured party under articles 8 and 9, respectively, of the UCC in respect of the Account and the Account Property. For the avoidance of doubt, the Pledgor hereby consents to a private sale of the Account Property to the extent permitted pursuant to Section 9-610 of the UCC.

3.5	Voting rights

Notwithstanding the foregoing and for the avoidance of doubt, provided no Termination Event, Event of Default or Potential Event of Default has occurred and is continuing, for so long as the Transferred Securities are held in the Controlled Securities Account, the Pledgor shall have the right to exercise directly any voting rights connected with the Account Property, and to give any consents, ratifications and waivers with respect thereto. To the extent that CSI receives any documents related to the exercise of any such voting rights arising under the Account Property, CSI will, within two Business Days of receiving such documents, deliver them to the Pledgor.

4.	REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1	Representations, warranties and covenants of Securities Intermediary

The Securities Intermediary represents and warrants to, and covenants with, CSI as follows:

(a)	The Securities Intermediary is and will remain qualified as a securities intermediary. The Securities Intermediary, in the ordinary course of its business, maintains and will continue to maintain securities accounts for others.

(b)	The Securities Intermediary is and will continue to be a Participant and maintains and will continue to maintain a Participant’s Securities Account with the Federal Reserve Bank of New York.

(c)	The Account is and will be maintained by the Securities Intermediary as a securities account to which financial assets are or may be credited.

(d)	The Securities Intermediary will act as the securities intermediary with respect to the Account and all financial assets credited to the Account.

(e)	The Securities Intermediary will comply with entitlement orders originated by CSI without further consent by any other person, and CSI will have control of all security entitlements with respect to financial assets credited to the Account.

(f)	The Pledgor is and will remain the only entitlement holder of the Account and the Account Property.

(g)	Except for the rights and interests of CSI and the Pledgor described in this Agreement, the Securities Intermediary has not been advised of any right or claim (including any adverse claim) to or interest in the Account or the Account Property.

(h)	All property delivered to the Securities Intermediary to be held in the Account will be held by the Securities Intermediary and promptly credited to the Account by appropriate entries in the records of the Securities Intermediary.

(i)	Each financial asset in registered form or payable to or to the order of any person and credited to the Account will be registered in the name of, be payable to or to the order of, or be endorsed to, Credit Suisse Securities (USA) LLC or its nominee or in blank, and in no case will any financial asset credited to the Account be registered in the name of, be payable to or to the order of, or be endorsed to, the Pledgor or CSI, except to the extent that financial asset has been subsequently endorsed by the Pledgor or CSI to Credit Suisse Securities (USA) LLC or its nominee or in blank.

(j)	The Securities Intermediary will not change the name or account number of the Account without the prior written consent of CSI.

(k)	The Securities Intermediary will treat each item of property (including cash) held by it in or credited to the Account as a financial asset. Any cash, time deposits, deposit accounts or other property that for any reason is not deemed to be a financial asset under applicable law will be under the control of CSI by virtue of compliance with section 9-104 of the UCC.

(l)	Other than this Agreement, the Securities Intermediary has not entered into and will not enter into any agreement with any person relating to the Account or any financial asset credited to it, including any control agreement or any agreement that purports to limit or condition the obligation of the Securities Intermediary to comply with entitlement orders. The Securities Intermediary has not agreed to comply, will not comply and will not agree to comply with entitlement orders of any person other than CSI and the Pledgor with respect to the Account or any Account Property.

(m)	The “securities intermediary’s jurisdiction” (within the meaning of section 8-110 of the UCC) of the Securities Intermediary is and will remain for the term of this Agreement the State of New York.

4.2	Representations, warranties and covenants of Pledgor

The Pledgor represents and warrants to, and covenants with, CSI as follows:

(a)	it is and will remain the only entitlement holder of the Account and the Account Property;

(b)	it has not granted and will not grant, or permit to exist, any security or other interest in or any right or claim (including any adverse claim) to the Account or the Account Property except those contemplated by this Agreement; and

(c)	other than this Agreement and any customary funds transfer, account or other customer agreement with the Securities Intermediary not inconsistent with this Agreement, the Pledgor has not entered into and will not enter into any agreement with any person relating to the Account or any Account Property.

5.	ENTITLEMENT ORDERS AND WITHDRAWALS

5.1	Rights prior to Event of Default or Termination Event

Subject to the other provisions of this Agreement, until the occurrence of an Event of Default or a Termination Event, only the Pledgor will have the right to issue entitlement orders in respect of the Account and the Account Property, the right to withdraw Account Property from the Account and the right to direct the transfer, sale, liquidation, investment and reinvestment of Account Property, provided that the Pledgor will not have any right to withdraw or transfer any part of the Account Property without the prior written consent of CSI.

5.2	Rights after Event of Default or Termination Event

(a)	Immediately upon the occurrence of an Event of Default or a Termination Event CSI will have the sole and exclusive right to issue entitlement orders in respect of the Account and Account Property, the sole and exclusive right of withdrawal from the Account and the sole and exclusive right to direct the transfer, sale, liquidation, investment and reinvestment of Account Property, and the Securities Intermediary will neither accept nor comply with any entitlement order or other direction from the Pledgor or any person other than CSI. After the occurrence of an Event of Default or Termination Event, the Securities Intermediary will not transfer any Account Property to the Pledgor except at the express direction of CSI, and any standing or other instructions of the Pledgor shall terminate and be void.

(b)	The Securities Intermediary will be entitled to rely on any written notice it receives from CSI stating that an Event of Default or Termination Event has occurred and is continuing under the Confirmation. The Securities Intermediary will not be deemed to have knowledge of an Event of Default or Termination Event unless and until it has received notice from CSI or the Pledgor.

5.3	Taxes

Any income or other tax payable in respect of the Account or any Account Property or on account of any dividends, distributions, interest, gain, profits, income or proceeds received or accrued in respect of any Account Property will be for the account of the Pledgor.

6.	THE SECURITIES INTERMEDIARY

6.1	Duties

The Securities Intermediary will have the obligations of a securities intermediary under article 8 of the UCC, as well as those duties and responsibilities expressly set forth in this Agreement. The Securities Intermediary will act at the direction of CSI but will not be required to take any action that is contrary to this Agreement or applicable law, or that, in its reasonable judgment, would involve it in expense or liability unless it has been furnished with adequate indemnity to its reasonable satisfaction against that expense or liability. The Securities Intermediary will have no responsibility to insure the performance by CSI or the Pledgor of their respective duties and obligations under this Agreement.

6.2	Maintenance of Account and Account Property

(a)	The Securities Intermediary will use the same care with respect to the safekeeping and handling of property held in the Account as it uses in respect of property held for its own account.

(b)	The Securities Intermediary will segregate all Account Property from property of the Securities Intermediary and other persons held by it by appropriate identification in its books and records. Each of these books and records will clearly indicate CSI’s interest in the Account and each item of Account Property.

(c)	Book-Entry Securities credited to the Account will be held in Participant’s Securities Accounts in the name of the Securities Intermediary or its nominee at the Federal Reserve Bank of New York that hold only property held by the Securities Intermediary for its customers and do not hold any property held by the Securities Intermediary in its individual capacity.

(d)	Transfers of Book-Entry Securities will be effected in accordance with the Federal Book-Entry Regulations.

(e)	Transfers of securities held through a clearing corporation will be effected in accordance with the regulations of that clearing corporation.

(f)	The Securities Intermediary will take all actions necessary to maintain in favor of CSI and perfected first-priority security interest in the Account and the Account Property.

6.3	Reliance

(a)	The Securities Intermediary will be entitled to rely upon any certificate, notice or other document (including any cable, telegram, telecopy or telex) believed by it to be genuine and correct and to have been signed or sent by or on behalf of the person or persons purporting to issue that certificate, notice or other document, and upon advice and statement of legal counsel, independent accountants and other experts selected by the Securities Intermediary with reasonable care.

(b)	As to any matters not expressly provided for by this Agreement, the Securities Intermediary will not be required to take any action or exercise any discretion. The

Securities Intermediary will have the right at any time to seek instructions concerning the administration of this Agreement from CSI and will in all such cases be fully protected in acting, or in refraining from acting, in accordance with the written instructions of CSI.

6.4	Information

(a)	The Securities Intermediary will provide the Pledgor and CSI such information regarding the Account and the Account Property as either of them may reasonably request from time to time.

(b)	The Securities Intermediary will promptly notify CSI and the Pledgor if any person asserts a lien, encumbrance or adverse claim with respect to the Account or any Account Property.

(c)	The Securities Intermediary will maintain all accounts, books and records that are necessary to record properly all transactions carried out by it under this Agreement. The Securities Intermediary will permit the Pledgor and CSI to examine these accounts, books and records upon reasonable notice and during normal business hours.

6.5	Resignation or removal

(a)	The Securities Intermediary may resign at any time by giving at least 60 days’ written notice to CSI and the Pledgor, and the Securities Intermediary may be removed at any time with or without cause by CSI.

(b)	Upon the resignation or removal of the Securities Intermediary, CSI will have the right and responsibility to appoint a successor Securities Intermediary as promptly as practicable, and the retiring Securities Intermediary’s resignation or removal will be effective upon the appointment of a successor Securities Intermediary and its acceptance of that appointment. If, however, no successor Securities Intermediary has been appointed by CSI and accepted its appointment within 60 days after the date of the retiring Securities Intermediary’s notice of resignation or 60 days after the date of the CSI’s removal of the retiring Securities Intermediary, as applicable, the retiring Securities Intermediary’s resignation or removal will be effective on that 60th day and the retiring Securities Intermediary will transfer all Account Property to, or as directed (after reasonable consultation with the Pledgor) by, CSI. Any successor Securities Intermediary will be bound by the terms of this Agreement.

(c)	Upon its acceptance of appointment as Securities Intermediary:

(i)	a successor Securities Intermediary will succeed to and become vested with all the rights, powers, privileges and duties of the retiring Securities Intermediary, and the retiring Securities Intermediary will be discharged from its duties and obligations under this Agreement; and

(ii)	the retiring Securities Intermediary will promptly transfer all Account Property to the possession or control of the successor Securities Intermediary and will execute and deliver all notices, instructions and assignments necessary or desirable to transfer the rights of the Securities Intermediary with respect to the Account Property to the successor Securities Intermediary.

(d)	After the retiring Securities Intermediary’s resignation or removal as Securities Intermediary, the provisions of this Agreement will continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Securities Intermediary.

6.6	No right of set-off

The Securities Intermediary waives, and agrees not to claim or assert, any security interest, right of recoupment or set-off, or banker’s lien it may have or come to have against the Account or any Account Property, except that the Securities Intermediary shall be entitled to charge against the Account its customary fees and charges under its customer agreement with the Pledgor.

6.7	Customer agreement

In the event of a conflict between this Agreement and any other agreement between the Securities Intermediary and the Pledgor, the terms of this Agreement will prevail.

7.	SOLVENCY AND SURETYSHIP PROVISIONS

7.1	Consideration and enforceability

(a)	The Pledgor represents, warrants and agrees that:

(i)	it will receive valuable direct and indirect benefits as a result of the transactions described in the Confirmation; and

(ii)	these benefits will constitute “reasonably equivalent value” and “fair consideration” as those terms are used in the fraudulent transfer laws.

(b)	The Pledgor acknowledges and agrees that CSI has acted in good faith in connection with the pledge and security interest granted under this Agreement.

(c)	This Agreement shall be enforceable against the Pledgor to the maximum extent permitted by the fraudulent transfer laws.

(d)	For purposes of this Clause, “fraudulent transfer laws” mean applicable United States bankruptcy and State fraudulent transfer and conveyance statutes and the related case law.

7.2	Solvency

(a)	The sum of the Pledgor’s debts (including its obligations under this Agreement) is less than the value of the Pledgor’s property (calculated at the lesser of fair valuation and present fair saleable value).

(b)	The capital of the Pledgor is not unreasonably small to conduct its business as currently conducted or as proposed to be conducted.

(c)	The Pledgor has not incurred, does not intend to incur and does not believe it will incur debts beyond its ability to pay as they mature.

(d)	The Pledgor has not made a transfer or incurred an obligation under this Agreement with the intent to hinder, delay or defraud any of its present or future creditors.

(e)	For purposes of this Clause 7.2:

(i)	debt means any liability on a claim;

(ii)	claim means:

(A)	any right to payment, whether or not that right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or

(B)	any right to an equitable remedy for breach of performance if that breach gives rise to a right to payment, whether or not the right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and

(iii)	terms used in this Clause shall be construed in accordance with the applicable United States and New York bankruptcy and fraudulent conveyance statutes and the related case law.

7.3	Nature of Pledgor’s obligations

The Pledgor’s obligations under this Agreement are independent of any obligation of any other person, and a separate action or actions may be brought and prosecuted against the Pledgor under this Agreement, and CSI may enforce its rights under this Agreement, whether or not any action is brought or prosecuted against any other person and whether or any other person is joined in any action under this Agreement.

7.4	Waiver of defenses

(a)	The obligations of the Pledgor under this Agreement will not be affected by, and the Pledgor irrevocably waives any defense it might have by virtue of, any act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Agreement, including (whether or not known to it or CSI):

(i)	any time, forbearance, extension or waiver granted to, or composition or compromise with, the Pledgor or any other person;

(ii)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Pledgor or any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realize the full value of any security;

(iii)	any disability, incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of the Pledgor or any other person;

(iv)	any amendment or variation (however fundamental), restatement, replacement or novation of the Confirmation or any other document, guaranty or security so that references to that the Confirmation in this Agreement shall include each amendment, variation, restatement, replacement and novation;

(v)	any unenforceability, illegality or invalidity of any obligation of any person under the Confirmation or any other document, guaranty or security, to the intent that CSI ‘s security interest in the Account and the Property Account and the Pledgor’s obligations under this Agreement shall remain in full force and be construed accordingly, as if there were no unenforceability, illegality or invalidity;

(vi)	any avoidance, postponement, discharge, reduction, non-provability or other similar circumstance affecting any obligation of the Pledgor under the Confirmation resulting from any bankruptcy, insolvency, receivership, liquidation or dissolution proceedings or from any law, regulation or order so that each such obligation shall for the purposes of the Pledgor’s obligations under this Agreement be construed as if there were no such circumstance; or

(vii)	the acceptance or taking of other guaranties or security for the Secured Obligations, or the settlement, release or substitution of any guaranty or security or of any endorser, guarantor or other obligor in respect of the Secured Obligations.

(b)	The Pledgor unconditionally and irrevocably waives:

(i)	diligence, presentment, demand for performance, notice of nonperformance, protest, notice of protest, notice of dishonor, notice of the creation or incurring of new or additional indebtedness of the Pledgor to CSI, notice of acceptance of this Agreement, and notices of any other kind whatsoever;

(ii)	the filing of any claim with any court in the event of a receivership, insolvency or bankruptcy;

(iii)	the benefit of any statute of limitations affecting the Pledgor’s obligations under the Confirmation or the Pledgor’s obligations under this Agreement or the enforcement of this Agreement or CSI’s security interest in the Account and the Account Property; and

(iv)	any offset or counterclaim or other right, defense, or claim based on, or in the nature of, any obligation now or later owed to the Pledgor by CSI.

(c)	The Pledgor irrevocably and unconditionally authorizes CSI to take any action in respect of the Secured Obligations or any collateral or guaranties securing them or any other action that might otherwise be deemed a legal or equitable discharge of a surety, without notice to or the consent of the Pledgor and irrespective of any change in the financial condition of the Pledgor.

7.5	Immediate recourse

The Pledgor waives any right it may have of first requiring CSI (or any trustee or agent on their behalf) to proceed against or enforce any other rights, security or other guaranty or claim payment from the Pledgor or any other person before claiming from the Pledgor under this Agreement and enforcing CSI’s security interest in the Account and the Account Property.

7.6	Appropriations

Until all amounts which may be or become payable by the Pledgor under or in connection with the Confirmation have been irrevocably and indefeasibly paid in full, CSI (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security, guaranties or rights held or received by CSI (or any trustee or agent on their behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Pledgor shall not be entitled to the benefit of the same; and

(b)	hold in a suspense account any moneys received from any realization upon the Account or the Account Property, from the Pledgor or on account of the Pledgor’s liability under this Agreement, without liability to pay interest on those moneys.

7.7	Non-competition; waiver of subrogation

(a)	Until all amounts which may be or become payable by the Pledgor under or in connection with the Confirmation have been irrevocably and indefeasibly paid in full, the Pledgor shall not, after a claim has been made or by virtue of any payment or performance by it under this Agreement:

(i)	be subrogated to any rights, security or moneys held, received or receivable by CSI (or any trustee or agent on its behalf) or be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of the Pledgor’s liability under this Agreement;

(ii)	claim, rank, prove or vote as a creditor of the Pledgor or its estate in competition with CSI (or any trustee or agent on its behalf); or

(iii)	receive, claim or have the benefit of any payment, distribution or security from or on account of the Pledgor, or exercise any right of set-off as against the Pledgor,

unless CSI otherwise consents or directs in writing. The Pledgor shall hold in trust for and forthwith pay or transfer to CSI (or as directed by CSI) any payment or distribution or benefit of security received by it contrary to this Clause.

(b)	Notwithstanding any contrary provision of any guaranty given by the Pledgor in respect of the Secured Obligations, the Pledgor irrevocably and unconditionally waives, for the benefit of CSI, and agrees not to claim or assert after CSI has exercised its rights under this Agreement, any right of subrogation, contribution or indemnity it may have against the Pledgor as a result of any payment under that guaranty or in respect of the Secured Obligations.

7.8	Additional security

This Agreement and the security interest created in the Account and the Account Property are in addition to and are not in any way prejudiced by any other security or guaranty now or subsequently held by CSI in connection with the Secured Obligations.

7.9	Election of remedies

The Pledgor expressly authorizes CSI to pursue its rights and remedies with respect to the Secured Obligations in any order or fashion they deem appropriate, in their sole and absolute discretion, and waives any defense arising out of the absence, impairment, or loss of any or all rights of recourse, reimbursement, contribution, or subrogation or any other rights or remedies of the Pledgor against the Pledgor, any other person or any security, whether resulting from any election of rights or remedies by CSI, or otherwise.

8.	GENERAL PROVISIONS

8.1	Amendments and waivers

(a)	No amendment or waiver of any provision of this Agreement will be effective unless it is in writing and signed by the Pledgor, CSI and the Securities Intermediary.

(b)	A waiver will be effective only in the specific instance and for the specific purpose for which it is given.

8.2	Waivers and remedies cumulative

(a)	The rights of the Securities Intermediary and of CSI under this Agreement:

(i)	may be exercised as often as necessary;

(ii)	are cumulative and not exclusive of their rights under other agreements or law; and

(iii)	may be waived only in writing and specifically.

(b)	Delay in the exercise or the non-exercise of any right is not a waiver of that right.

(c)	No notice to or demand upon the Pledgor will entitle the Pledgor to any further, subsequent or other notice or demand in similar or any other circumstances.

8.3	Successors and assigns

This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and assigns, except that the Pledgor may not assign its obligations under this Agreement. Any purported assignment by the Pledgor in violation of this provision shall be void and of no effect.

8.4	Indemnity

(a)	The Pledgor agrees to indemnify the Securities Intermediary, and CSI, and their respective affiliates, directors, officers, representatives and agents from and against all claims, liabilities, obligations, losses, damages, penalties, judgments, costs and expenses of any kind which may be imposed on, incurred by or asserted against any of them by any person in any way relating to or arising out of:

(i)	the Account or any Account Property;

(ii)	this Agreement or any default under or breach of this Agreement by the Pledgor; or

(iii)	any action taken or omitted by the Securities Intermediary or CSI under this Agreement at the direction of the Pledgor,

but the Pledgor will not be liable to an indemnified party to the extent any liability results from that indemnified party’s gross negligence or willful misconduct.

(b)	Payment by an indemnified party will not be a condition precedent to the obligations of the Pledgor under this indemnity.

(c)	This Clause and Clause 8.4 will survive, any novation, transfer or assignment of the Confirmation and the termination of this Agreement.

8.5	Governing law

This Agreement and the Account are governed by the laws of the State of New York. The jurisdiction of the Securities Intermediary is and will remain the State of New York. The State of New York shall be deemed to be the location of the Account and all Account Property and all of the Pledgor’s rights and interests in and to the Account and the Account Property.

8.6	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

8.7	Complete agreement

This Agreement contains the complete agreement between the Securities Intermediary, CSI and the Pledgor with respect to the matters to which it relates and supersedes all prior commitments, agreements and understandings, whether written or oral, with respect to those matters.

8.8	Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the legality, validity or enforceability in any other jurisdiction of that or any other provision of this Agreement.

8.9	Notices

(a)	All notices or other communications under or in connection with this Agreement shall be given in writing. Any such notice will be deemed to be given:

(i)	if by mail or courier, when delivered; and

(ii)	if by facsimile, when sent with confirmation of transmission,

except that a notice given on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

(b)	The address and facsimile number of the Pledgor are:

Cresud S.A.C.I.F.&A.

Moreno 877, 23rd Floor

Buenos Aires, Argentina (1091)

Attention: Gabriel Blasi

Fax: +54 11 4814-7875

(c)	The address and facsimile number of CSI are:

Credit Suisse International

One Cabot Square

Fax: +44 (20) 7888 2686

With copies to:

Facsimile:	+44 (20) 7888 3715
Attention:	Head of Credit Risk Management

Facsimile:	+44 (20) 7888 9503
Attention:	Global Head of OTC Operations - Operations Department.

Facsimile:	+1 (212) 743-5081
Attention:	Emerging Market Trading Desk

(d)	The address and facsimile number of the Securities Intermediary are to be advised separately.

(e)	Any party may change its address or facsimile number for notices by a notice to the other parties given in accordance with this Clause 8.9.

8.10	Jurisdiction

(a)	For the benefit of CSI and the Securities Intermediary, the Pledgor agrees that any New York State court or Federal court sitting in the City and County of New York has jurisdiction to settle any disputes in connection with this Agreement and accordingly submits to the jurisdiction of those courts.

(b)	Without prejudice to any other mode of service, the Pledgor:

(i)	irrevocably appoints CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011 as its agent for service of process in relation to proceedings before any courts located in the State of New York in connection with this Agreement;

(ii)	agrees to maintain an agent for service of process in the State of New York until all obligations under the Confirmation have been finally, irrevocably and indefeasibly repaid in full;

(iii)	agrees that failure by a process agent to notify the Pledgor of the process will not invalidate the proceedings concerned;

(iv)	consents to the service of process relating to any proceedings by a notice given in accordance with Clause 8.9 (Notices) above; and

(v)	agrees that if the appointment of any person mentioned in paragraph (b)(i) above ceases to be effective, the Pledgor shall immediately appoint a further person in the State of New York to accept service of process on its behalf in the State of New York, and, if the Pledgor does not appoint a process agent within 15 days, CSI is entitled and authorized to appoint a process agent for the Pledgor by notice to the Pledgor.

(c)	The Pledgor:

(i)	waives objection to the New York State and Federal courts on grounds of personal jurisdiction, inconvenient forum or otherwise as regards proceedings in connection with this Agreement; and

(ii)	agrees that a judgment or order of a New York State or Federal court in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.

(d)	Nothing in this Clause limits the right of CSI or the Securities Intermediary to bring proceedings against the Pledgor in connection with this Agreement.

(i)	in any other court of competent jurisdiction; or

(ii)	concurrently in more than one jurisdiction.

8.11	Waiver of jury trial

THE PLEDGOR, THE SECURITIES INTERMEDIARY AND CSI WAIVE ANY RIGHTS THEY MAY HAVE TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED ON OR ARISING FROM THIS AGREEMENT, THE ACCOUNT OR ANY ACCOUNT PROPERTY. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

8.12	Termination

Upon the termination of all Commitments and the irrevocable and indefeasible payment in full of all Secured Obligations, CSI will give the Securities Intermediary written notice, and the Securities Intermediary will promptly (after deduction of all amounts owing to it by the Pledgor) distribute to the Pledgor all assets credited to or held in the Account and will be discharged of all obligations under this Agreement.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SIGNATORIES

Pledgor

CRESUD S.A.C.I.F.&A.

By:
Name:
Title:

CSI

CREDIT SUISSE INTERNATIONAL

By:
Name:
Title:

Securities Intermediary

CREDIT SUISSE SECURITIES (USA) LLC

By:
Name:
Title:

Exhibit 3

CREDIT SUISSE INTERNATIONAL

One Cabot Square	Telephone 020 7888 8888
London E14 4QJ	www.credit-suisse.com

Cresud S.A.C.I.F. & A.

Moreno 877, 23rd Floor

Buenos Aires, Argentina (1091)

Fax: +54 11 4814-7875

Attention: Gabriel Blasi

Dear Sirs:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the “Transaction”). On June 15, 2006, Party A received a Conversion Notice (the “Conversion Notice”) from Party B under the Confirmation between us with a Trade Date of May 2, 2006 (the “Total Return Swap Confirmation”).

This Confirmation constitutes a “Confirmation” as referred to in the Agreement as such term is defined in the Total Return Swap Confirmation and all capitalized terms used and not otherwise defined herein shall have the meaning given to them therein.

In this Confirmation “Party A” means Credit Suisse International, and “Party B” means Cresud S.A.C.I.F. & A.

The parties hereby agree to the following terms:

Trade Date:	June 16, 2006

Reference Convertible Bonds:	Convertible Bonds issued by the Reference Issuer maturing on 14 November 2007 (ISIN: US450047AD72) convertible under their own terms into ordinary shares of the Reference Issuer (ISIN: ARP588091073) (“Reference Shares”) and warrants for Reference Shares (“Reference Warrants”).

Reference Issuer:	IRSA Inversiones y Representaciones Sociedad Anónima or any successor thereto.

Settlement Date:	June 20, 2006, subject to adjustment in accordance with the Following Business Day Convention.

Party A Delivery:	On the Settlement Date, provided that Party A has received the Reference ADRs in respect of the Party B Delivery below, Party A shall deliver to Party B a principal balance of Reference Convertible Bonds equal to the principal balance of the Reference Convertible Bonds in the Reference Portfolio.

Party B Delivery:	On the Settlement Date, Party B shall deliver to Party A 1,834,860 Reference ADRs (which shall equal a number of Reference ADRs that would be issued by the Depositary in exchange for a number of Reference Shares equal to the number of Reference Shares that a Reference Holder that had validly exercised its conversion rights under the Reference Convertible Bonds would be entitled (assuming compliance by the Reference Issuer with its obligations under the terms of the Reference Convertible Bonds) to receive in respect of such exercise (and assuming that each such exercise took place on the Conversion Exercise Date))

Additional Terms:	Party A agrees that by delivering the Reference ADRs pursuant to Party B Delivery above, Party B shall have satisfied in full its obligation in respect of the of clause (i) of Conversion Notice Date under the Total Return Swap Confirmation and Party B agrees that Party A, by delivering the Reference Convertible Bonds pursuant to Party A Delivery above, Party A shall have satisfied in full its obligation to transfer Reference Warrants to Party B under Party A Interim Exchange Amount under the Total Return Swap Confirmation. For the avoidance of doubt, nothing in this Confirmation shall modify Party A’s obligations under provision 14 of the Total Return Swap Confirmation.

Settlement Terms:	The Settlement Terms as set forth in the Total Return Swap Confirmation shall apply as if each transfer hereunder were made under the Total Return Swap Confirmation.

Account and Notice As set forth under the Total Return Swap Confirmation, Details:

Credit Suisse International is regulated by The Financial Services Authority and has entered into this transaction as principal. The time at which the above transaction was executed will be notified to Party B on request.

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.

Yours faithfully,

CREDIT SUISSE INTERNATIONAL

By:
Name:
Title:

By:
Name:
Title:

Confirmed as of the date first written above:

CRESUD S.A.C.I.F.&A.

By:
Name:
Title:

CUSIP No. 450047204	Page 74 of 80 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 18, 2007

Eduardo S. Elsztain

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain

CUSIP No. 450047204	Page 75 of 80 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 18, 2007

IFIS Limited

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 76 of 80 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 18, 2007

Dolphin Fund PLC

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 77 of 80 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 18, 2007

Inversiones Financieras del Sur S.A.

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 78 of 80 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 18, 2007

Consultores Venture Capital Uruguay

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 79 of 80 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 18, 2007

Consultores Venture Capital Limited

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 80 of 80 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: April 18, 2007

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

/s/ Saúl Zang
Name:	Saúl Zang
Title:	Attorney at Law